Form 51-102F4
Business Acquisition Report
Item 1    Identity of Company
1.1    Name and Address of Company
SSR Mining Inc. (“SSR Mining”)
Suite 800 – 1055 Dunsmuir Street
Vancouver, BC V7X 1G4
1.2    Executive Officer
For further information, please contact Michael Sparks, Executive Vice President, Chief Legal and Administrative Officer at (303) 391-3060.
Item 2    Details of Acquisition
2.1    Nature of Business Acquired
On September 16, 2020, SSR Mining completed the previously announced acquisition of all of the issued and outstanding common shares (“Alacer Common Shares”) of Alacer Gold Corp. (“Alacer”), a company incorporated under the laws of the Yukon Territory (the “Acquisition”), in accordance with a court approved plan of arrangement pursuant to the Business Corporations Act (Yukon) (the “Arrangement”). Alacer is an intermediate gold producer whose primary focus is to leverage its 80% owned cornerstone Çöpler Gold Mine located in east-central Turkey in the Erzincan Province. Alacer was a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the Alacer Common Shares traded on the Toronto Stock Exchange under the trading symbol “ASR” and via Alacer CHESS Depositary Interests on the Australian Securities Exchange under the trading symbol “AQG”.

The Arrangement was completed pursuant to the terms and conditions contained in an arrangement agreement dated May 10, 2020 between SSR Mining and Alacer (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Alacer became a wholly-owned subsidiary of SSR Mining. The Arrangement was approved by SSR Mining’s shareholders and by Alacer’s shareholders on July 10, 2020 and by the Supreme Court of Yukon on July 15, 2020.

Further information on the Arrangement is available in the joint management information circular of SSR Mining and Alacer dated June 2, 2020 (the “Circular”) which is available on SEDAR under SSR Mining’s profile at www.sedar.com.

2.2    Acquisition Date
The acquisition date was September 16, 2020.
2.3    Consideration
In accordance with the terms and conditions of the Arrangement, SSR Mining acquired beneficial ownership of 294,824,008 Alacer Common Shares, representing 100% ownership of Alacer on September 16, 2020 based on an exchange ratio of 0.3246 of a common share of SSR Mining (each, an “SSR Common Share”) for each Alacer Common Share held (the “Exchange Ratio”). Each outstanding deferred share unit of Alacer was adjusted to substitute for the Alacer Common Shares subject to such share award a number of SSR Common Shares calculated in accordance with the Exchange Ratio and each outstanding restricted share unit and performance share unit of Alacer held by a holder who consented thereto in writing was adjusted to substitute for the Alacer Common Shares subject to such share award a number of SSR Common Shares calculated in accordance with the Exchange Ratio.

2.4    Effect on Financial Position
The effect of the Acquisition on SSR Mining’s financial position is outlined in SSR Mining's condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019.

Except as described herein, SSR Mining does not presently have plans or proposals for material changes in the business or affairs of SSR Mining or of Alacer which may have a significant effect on the results of operations and financial position of SSR Mining.

The information set out above is a summary only and is qualified in its entirety by the information contained in the Circular and the pro forma financial statements attached to this business acquisition report.
2.5    Prior Valuations
Not applicable.
2.6    Parties to Transaction
The Acquisition was not a transaction with an informed person, associate, or affiliate of SSR Mining.
2.7    Date of Report
Report was completed on November 30, 2020.
Item 3    Financial Statements and Other Information
The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are included in this report:

•Attached as Schedule “A” are the unaudited pro forma combined financial statements of SSR Mining that give effect to the Acquisition, comprised of the unaudited pro forma combined statements of income for the year ended December 31, 2019 and for the six months ended June 30, 2020, together with the notes thereto.
•Attached as Schedule “B” are the unaudited condensed consolidated interim financial statements of Alacer for the three and six months ended June 30, 2020 and June 30, 2019.

•Attached as Schedule “C” are the audited annual consolidated financial statements of Alacer for the years ended December 31, 2019 and 2018.

SSR Mining Inc.	| 2

Schedule A

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND THE YEAR ENDED DECEMBER 31, 2019

SSR Mining Inc.
Pro Forma Combined Statement of Income
For the six months ended June 30, 2020
(Unaudited, expressed in thousands of United States dollars, except for per share amounts)

	SSR Mining Inc.	Alacer Gold Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$256,948	$273,591	$—		$530,539
Cost of sales
Production costs	(138,225)	(101,119)	—		(239,344)
Depletion and depreciation	(39,763)	(50,077)	(32,306)	5(a)	(122,146)
	(177,988)	(151,196)	(32,306)		(361,490)
Income from mine operations	78,960	122,395	(32,306)		169,049
General and administrative expenses	(15,476)	(15,785)	—		(31,261)
Exploration, evaluation and reclamation expenses	(9,967)	(5,257)	—		(15,224)
Care and maintenance expenses	(21,057)	—	—		(21,057)
Transaction and integration expenses	(2,805)	(3,567)	6,372	5(b)	—
Operating income	29,655	97,786	(25,934)		101,507
Interest and other finance income	3,335	1,002	—		4,337
Interest expense and other finance costs	(12,010)	(12,357)	—		(24,367)
Share of loss on investments accounted for using equity method	—	(1,275)	—		(1,275)
Other expense	(411)	(1,598)	—		(2,009)
Foreign exchange gain (loss)	857	107	—		964
Income before income taxes	21,426	83,665	(25,934)		79,157
Income tax (expense) recovery	(3,726)	(5,839)	6,350	5(c)	(3,215)
Net income	$17,700	$77,826	$(19,584)		$75,942

Net income attributable to:
Equity holders of the Company	$17,700	$56,975	$(14,544)		$60,131
Non-controlling interest	—	20,851	(5,040)		15,811
	$17,700	$77,826	$(19,584)		$75,942

Net income per share attributable to equity holders of the Company (note 6)
Basic	$0.14	$0.19			$0.27
Diluted	$0.14	$0.19			$0.27

Weighted average shares outstanding (note 6)
Basic (thousands)	123,252	294,799			218,952
Diluted (thousands)	124,595	298,416			220,295
The accompanying notes are an integral part of these pro-forma combined financial statements.

SSR Mining Inc.	| 4

SSR Mining Inc.
Pro Forma Combined Statement of Income
For the year ended December 31, 2019
(Unaudited, expressed in thousands of United States dollars, except for per share amounts)

	SSR Mining Inc.	Alacer Gold Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$606,850	$470,243	$—		$1,077,093
Cost of sales
Production costs	(329,810)	(180,450)	—		(510,260)
Depletion and depreciation	(106,157)	(76,189)	(83,559)	5(a)	(265,905)
	(435,967)	(256,639)	(83,559)		(776,165)
Income from mine operations	170,883	213,604	(83,559)		300,928
General and administrative expenses	(30,929)	(30,784)	—		(61,713)
Exploration, evaluation and reclamation expenses	(17,616)	(7,938)	—		(25,554)
Impairment expense	—	(17,222)	—		(17,222)
Operating income	122,338	157,660	(83,559)		196,439
Interest and other finance income	11,910	3,330	—		15,240
Interest expense and other finance costs	(31,598)	(19,257)	—		(50,855)
Loss on redemption of convertible debt	(5,423)	—	—		(5,423)
Share of income on investments accounted for using equity method	—	4,120	—		4,120
Other expense	(5,739)	(3,546)	—		(9,285)
Foreign exchange loss	(5,359)	(269)	—		(5,628)
Income before income taxes	86,129	142,038	(83,559)		144,608
Income tax (expense) recovery	(30,372)	15,672	18,383	5(c)	3,683
Net income	$55,757	$157,710	$(65,176)		$148,291

Net income (loss) attributable to:
Equity holders of the Company	$57,315	$116,292	$(52,141)		$121,466
Non-controlling interest	(1,558)	41,418	(13,035)		26,825
	$55,757	$157,710	$(65,176)		$148,291

Net income per share attributable to equity holders of the Company (note 6)
Basic	$0.47	$0.39			$0.56
Diluted	$0.47	$0.39			$0.56

Weighted average shares outstanding (note 6)
Basic (thousands)	121,769	294,656			217,469
Diluted (thousands)	122,661	298,091			218,361

The accompanying notes are an integral part of these pro-forma combined financial statements.

SSR Mining Inc.	| 5

SSR Mining Inc.
Notes to the Unaudited Pro Forma Combined Financial Statements
For the six months ended June 30, 2020 and year ended December 31, 2019
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

1.BASIS OF PRESENTATION

These unaudited pro forma combined financial statements have been prepared in connection with the Transaction between SSR Mining Inc. (the "Company" or "SSR Mining") and Alacer Gold Corp. ("Alacer"), whereby SSR Mining acquired all of the issued and outstanding common shares of Alacer (the "Transaction") on September 16, 2020 (the "Transaction Date").

These unaudited pro forma combined financial statements have been prepared using information derived from, and should be read in conjunction with, the condensed consolidated interim financial statements of SSR Mining for the six months ended June 30, 2020 and the consolidated financial statements of SSR Mining for the year ended December 31, 2019; and the condensed consolidated interim financial statements of Alacer for the six months ended June 30, 2020 and the consolidated financial statements of Alacer for the year ended December 31, 2019. These unaudited pro forma combined financial statements should also be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2020, which give effect to the completion of the Transaction. The historical annual financial statements of the Company and Alacer were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These pro forma combined financial statements include and have been compiled from:

a.An unaudited pro forma combined statement of income for the six months ended June 30, 2020, representing the last interim period reported on immediately prior to the Transaction, combining:
i.The unaudited condensed consolidated interim statement of income of the Company for the six months ended June 30, 2020;
ii.The unaudited condensed consolidated interim statement of profit and comprehensive profit of Alacer for the six months ended June 30, 2020; and
iii.The adjustments described in note 5.

b.An unaudited pro forma combined statement of income for the year ended December 31, 2019 combining:
i.The consolidated statement of income of the Company for the year ended December 31, 2019;
ii.The consolidated statement of profit and comprehensive profit of Alacer for the year ended December 31, 2019; and
iii.The adjustments described in note 5.

Because the Company’s most recent consolidated statement of financial position as at September 30, 2020 includes the effect of the Transaction, these unaudited pro forma combined financial statements do not include a pro forma statement of financial position.

The unaudited pro forma combined statements of income for the six months ended June 30, 2020 and for the year ended December 31, 2019 have been prepared as if the Transaction described in Note 3 had occurred on January 1, 2019.

The unaudited pro forma combined financial statements are not intended to reflect the financial performance of the Company which would have resulted had the Transaction been effected on the date indicated. Actual amounts recorded upon completion of the final purchase price allocation may differ from amounts used to create the unaudited pro forma combined financial statements of income and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred subsequent to the completion of the Transaction or other non-recurring charges have been excluded from the unaudited pro forma financial information. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

SSR Mining Inc.	| 6

SSR Mining Inc.
Notes to the Unaudited Pro Forma Combined Financial Statements
For the six months ended June 30, 2020 and year ended December 31, 2019
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

2.SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in preparing the unaudited pro forma combined financial statements are set out in the Company's audited consolidated financial statements for the year ended December 31, 2019. In preparing the unaudited pro forma combined financial statements, a review was undertaken to identify any accounting policy differences between the accounting policies used by Alacer and those of the Company where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Alacer conform, in all material respects, to those of the Company. Certain of Alacer's income and expenses have been reclassified to conform to the Company's presentation of its consolidated statement of income.
3.DESCRIPTION OF THE TRANSACTION
On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer, with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share (the "Exchange Ratio"). The Transaction resulted in the issuance of 95,699,911 SSR Mining common shares to the former shareholders of Alacer. Furthermore, all outstanding restricted share units ("RSU"), performance share units ("PSU") and deferred share units ("DSU") of Alacer that were not exercised prior to the acquisition date, were converted to SSR Mining units with the number of such securities issuable adjusted by the 0.3246 Exchange Ratio.
Subsequent to the share issuance, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively of the shares of the combined entity. With the completion of the Transaction, Alacer has become a wholly-owned subsidiary of SSR Mining, including Çöpler, a large-scale, open pit gold mine in east-central Turkey, which is 80% owned and operated by our subsidiary, Anagold Madencilik Sanayi Ve Ticaret Anonim Şirketi, with the remaining 20% owned by Lidya Madencilik Sanayi ve Ticaret A.S.
4.PURCHASE PRICE ALLOCATION
The acquisition of the outstanding common shares of Alacer by the Company pursuant to the Transaction constitutes a business combination in accordance with IFRS 3, Business Combinations ("IFRS 3"), with SSR Mining as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Alacer, which requires the Company to recognize Alacer's identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.
As of the date of this Business Acquisition Report, the Company has performed a preliminary purchase price allocation, which is subject to completion as discussed in note 4 to the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information.
The final purchase price allocation may be materially different than that reflected in the preliminary purchase price allocation recorded on the Transaction Date and presented below. The purchase consideration and the preliminary fair values of assets acquired and liabilities assumed recorded as of the Transaction Date is summarized in the tables below:

SSR Mining Inc.	| 7

SSR Mining Inc.
Notes to the Unaudited Pro Forma Combined Financial Statements
For the six months ended June 30, 2020 and year ended December 31, 2019
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Purchase Price:
Share consideration (1)	$2,127,284
RSU, PSU and DSU consideration (2)	52,363
Total consideration	$2,179,647
(1) The fair value of 95,699,911 common shares issued to Alacer shareholders was determined using SSR Mining's common share price of C$29.31 per share on September 15, 2020.
(2) The fair value of 3,570,261 RSU, 3,463,023 PSU and 1,158,071 DSU consideration issued was determined using the Alacer common share price of C$9.51 on September 15, 2020, adjusted for the 0.3246 Exchange Ratio.

Purchase Price Allocation	Notes
Cash and cash equivalents		$270,445
Trade and other receivables		16,218
Inventories - current	5(d)	180,377
Other assets - current		6,039
Mineral properties, plant and equipment		2,802,356
Inventories - non-current	5(d)	106,268
Restricted cash		32,943
Investments accounted for using the equity method		9,240
Other assets - non-current		9,575
Total identifiable assets acquired		$3,433,461

Accounts payable and accrued liabilities		(71,861)
Current portion of debt		(70,000)
Debt		(175,000)
Reclamation and closure cost provision - non-current		(26,154)
Lease liabilities - non-current		(114,820)
Deferred income tax liabilities		(319,305)
Other non-current liabilities		(3,081)
Non-controlling interest		(473,593)
Total identifiable liabilities assumed		$(1,253,814)
Total identifiable net assets		$2,179,647

SSR Mining Inc.	| 8

SSR Mining Inc.
Notes to the Unaudited Pro Forma Combined Financial Statements
For the six months ended June 30, 2020 and year ended December 31, 2019
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

5.PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The unaudited pro forma combined statements of income reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on January 1, 2019 and the fair value increments recorded on the Transaction Date had affected the periods presented.

As of the date of this Business Acquisition Report, the Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Assumptions and adjustments made are as follows:

a)The incremental depletion and depreciation charges recorded in the unaudited pro forma combined statements of income for the six months ended June 30, 2020 and the year ended December 31, 2019 are the result of an excess of the estimated fair value over the carrying value in Alacer's financial statements of Alacer's mineral properties, plant and equipment on the Transaction Date.

b)Pre-transaction acquisition costs that would not have been incurred in the six months ended June 2020 if the transaction had occurred on January 1, 2019 have been reversed.

c)The impact on deferred income tax expense is the result of the above adjustments and the provision for withholding taxes payable on undistributed earnings of the acquired foreign subsidiaries.
d)No adjustments have been made to production costs in the unaudited pro forma combined statements of income for the six months ended June 30, 2020 and the year ended December 31, 2019 as a result of the excess of estimated fair value over the carrying value of Alacer's inventories on the Transaction Date as these adjustments are not recurring.

SSR Mining Inc.	| 9

SSR Mining Inc.
Notes to the Unaudited Pro Forma Combined Financial Statements
For the six months ended June 30, 2020 and year ended December 31, 2019
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

6.PRO FORMA INCOME PER SHARE
Pro forma basic and diluted income per share for the six months ended June 30, 2020 and the year ended December 31, 2019 has been calculated based on the actual weighted average number of SSR Mining common shares outstanding for the respective periods; as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2019:

	Six months ended June 30, 2020	Year ended December 31, 2019
Pro forma net income	$75,942	$148,291
Pro forma net income attributable to non-controlling interest	15,811	26,825
Pro forma net income attributable to equity holders of the combined Company	$60,131	$121,466

Actual weighted average number of SSR Mining common shares issued (thousands)	123,252	121,769
Number of shares issued to Alacer shareholders (thousands) (note 4)	95,700	95,700
Pro forma weighted average number of SSR Mining shares outstanding (thousands)	218,952	217,469

Pro forma net income and diluted net income per share attributable to equity holders of the combined Company	$0.27	$0.56

SSR Mining Inc.	| 10

Schedule B

Alacer Gold Corp.
Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019

Alacer Gold Corp.

Condensed Consolidated Interim Statements of Profit and Comprehensive Profit (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019

Revenues		$131,324	$96,220	$273,591	$169,740

Production costs		48,600	39,853	101,119	68,629
Depreciation, depletion and amortization		22,387	13,610	50,077	23,942
Cost of sales		70,987	53,463	151,196	92,571
Gross profit		60,337	42,757	122,395	77,169

Exploration and evaluation		3,600	1,456	5,257	2,308
General and administrative		4,897	2,039	9,126	6,236
Share-based employee compensation costs		12,125	3,185	10,226	7,526
Foreign exchange loss		9,314	2,430	24,293	11,436
Other loss	4	209	18,603	1,598	19,137
Other operating costs		30,145	27,713	50,500	46,643
Operating profit		30,192	15,044	71,895	30,526
Finance costs - net	5	5,485	3,522	11,355	4,263
Share of loss (income) on investments accounted for using the equity method		664	(2,031)	1,275	(3,224)
Profit before income tax		24,043	13,553	59,265	29,487

Income tax expense (benefit)	6	8,612	2,419	(18,561)	11,914
Total net profit and comprehensive profit		$15,431	$11,134	$77,826	$17,573

Net profit and comprehensive profit attributable to:
Owners of the Company	7	$8,354	$4,833	$56,975	$8,170
Non-controlling interest		7,077	6,301	20,851	9,403
Total net profit and comprehensive profit		$15,431	$11,134	$77,826	$17,573

Total net profit per share of owners of the Company - Basic	7	$0.03	$0.02	$0.19	$0.03
Total net profit per share of owners of the Company - Diluted	7	$0.03	$0.02	$0.19	$0.03

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

12

Alacer Gold Corp.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Total net profit and comprehensive profit		$15,431	$11,134	$77,826	$17,573
Non-cash items:
Depreciation, depletion and amortization		22,387	13,588	50,077	23,942
Non-cash related to hedging activities	18	(538)	1,507	981	2,426
Unrealized foreign exchange impacts		9,819	3,939	25,148	13,255
Share-based employee compensation costs		12,015	3,184	1,007	7,525
Finance costs on leases	19	2,004	1,972	4,023	3,291
Other non-cash expenses (income) and items not affecting cash		1,364	(1,770)	7,015	(4,497)
Income tax expense		8,602	1,308	(19,683)	10,803
Impairment on Gediktepe	4	—	16,913	—	16,913
Net change in non-cash working capital	8	13,936	(25,354)	2,026	(31,394)
Net cash provided by operating activities		85,020	26,421	148,420	59,837

Investing activities
Mineral properties, plant and equipment, except right-of-use assets		(21,609)	6,953	(30,537)	5,162
Sulfide ore stockpile		—	(1,564)	—	(2,764)
Equity investments		717	(101)	717	(919)
Contract advances and payables		5,813	(2,385)	1,701	104
Net cash (used in) provided by investing activities		(15,079)	2,903	(28,119)	1,583

Financing activities
Borrowings, principal and interest		(20,409)	(19,836)	(41,506)	(37,342)
Borrowings, restricted cash	11	(43)	(276)	(2,108)	(45,737)
Finance lease principal and interest payments	19	(2,596)	(2,347)	(5,184)	(4,680)
Non-controlling interest distribution		(5,463)	—	(25,463)	—
Net cash (used in) financing activities		(28,511)	(22,459)	(74,261)	(87,759)

Increase (decrease) in cash and cash equivalents		41,430	6,865	46,040	(26,339)
Cash and cash equivalents - beginning balance		199,368	71,605	194,770	104,798
Effect of exchange rates on changes in cash held in foreign currencies		(30)	279	(42)	290
Cash and cash equivalents – ending balance		$240,768	$78,749	$240,768	$78,749

Non-cash investing and financing activities
IFRS 16 - right-of-use assets		$—	$1,201	$(1,971)	$(102,251)

Supplemental cash flow information
Interest paid		$(2,909)	$(6,656)	$(6,506)	$(11,452)
Income taxes paid		$(11)	$(1,111)	$(1,122)	$(1,111)

Alacer Gold Corp.

Condensed Consolidated Interim Statements of Financial Position (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

		As of	As of
		June 30,	December 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents	10	$240,768	$194,770
Receivables and other assets	12	23,218	19,388
Inventories	13	118,278	125,436
		382,264	339,594
Mineral properties, plant and equipment, net	14	1,009,324	1,025,771
Investments accounted for using the equity method		4,810	6,802
Deferred income tax asset	6	117,070	117,252
Restricted cash	11	32,943	30,834
Other long-term assets	15	50,278	56,054
Total assets		$1,596,689	$1,576,307

Liabilities
Current liabilities
Trade and other payables	16	$64,160	$66,065
Borrowings, short-term	17	68,155	68,150
Lease liability, short-term	19	2,664	1,919
Current income tax liabilities		2,290	1,096
		137,269	137,230
Borrowings, long-term	17	170,430	204,515
Lease liability, long-term	19	101,259	101,194
Asset retirement obligation	20	25,982	25,467
Other long-term liabilities	21	16,286	15,818
Total liabilities		451,226	484,224

Equity
Share capital	22	$1,479,291	$1,479,052
Reserves		22,046	21,268
Deficit		(581,524)	(638,499)
Equity attributable to owners of the company		919,813	861,821
Non-controlling interest in subsidiary		225,650	230,262
Total equity		1,145,463	1,092,083
Total liabilities and equity		$1,596,689	$1,576,307

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

Alacer Gold Corp.

Condensed Consolidated Interim Statements of Changes in Equity (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

	Attributable to owners of the Company				Non-controlling interest
	Share capital	Reserves	Deficit	Total		Total Equity
Balance at December 31, 2018	$1,477,586	$17,513	$(748,839)	$746,260	$188,844	$935,104
Profit for the period	—	—	8,170	8,170	9,403	17,573
Non-controlling interest distribution	—	—	—	—	—	—

Transactions with owners of the company:
Share plans - exercises	1,466	(2,409)	—	(943)	—	(943)
Amortization of share-based awards	—	1,320	—	1,320	—	1,320
Share-based awards capitalized for Sulfide Project	—	8,470	—	8,470	—	8,470
Total transactions with owners of the company	1,466	7,381	—	8,847	—	8,847
Balance at June 30, 2019	$1,479,052	$24,894	$(740,669)	$763,277	$198,247	$961,524

Balance at December 31, 2019	$1,479,052	$21,268	$(638,499)	$861,821	$230,262	$1,092,083
Profit for the period	—	—	56,975	56,975	20,851	77,826
Non-controlling interest distribution				—	(25,463)	(25,463)

Transactions with owners of the company:
Share plans - exercises	239	(395)	—	(156)	—	(156)
Amortization of share-based awards	—	1,173	—	1,173	—	1,173
Total transactions with owners of the company	239	778	—	1,017	—	1,017
Balance at June 30, 2020	$1,479,291	$22,046	$(581,524)	$919,813	$225,650	$1,145,463
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.General information
Alacer Gold Corp. is an intermediate gold producer, with an 80% interest in the Çöpler Gold Mine (“Çöpler”) in Turkey operated by Anagold Madencilik Sanayi ve Ticaret A.S. (“Anagold”), and the remaining 20% owned by Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya Mining”). Çöpler is located in east‐central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast from Istanbul and 550 kilometers east from Ankara, Turkey’s capital city.

Alacer Gold Corp. is incorporated under the laws of the Yukon Territory, Canada. The address of its registered office is 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Corporate administrative services are provided by Alacer Management Corp., a wholly owned subsidiary of Alacer Gold Corp.

These unaudited condensed consolidated interim financial statements (the “financial statements”) as of and for the three and six months ended June 30, 2020 and 2019 are comprised of Alacer Gold Corp., its subsidiaries, and its investments in joint ventures accounted for using the equity method, and together are hereafter referred to as either “Alacer” or the “Company”.

2.Basis of presentation
These financial statements of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements and related notes for the year ended December 31, 2019 (“the 2019 financial statements”). These financial statements do not contain all the disclosures required by International Financial Reporting Standards (“IFRS”) and accordingly, should be read in conjunction with the 2019 financial statements.

The financial statements have been prepared under the historical cost convention, except for financial instruments, as explained in Note 5J of the 2019 financial statements.

The preparation of these financial statements in conformity with IFRS requires Management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expense. Interim results are not necessarily indicative of the results expected for the financial year. Actual annual results may differ from interim estimates. The significant judgments made by Management applied in the preparation of these financial statements are consistent with those applied and disclosed in the 2019 financial statements.

These financial statements were authorized for issue by Alacer’s Board of Directors (“BOD”) on August 14, 2020.

3.Presentation of financial statements
The presentation of certain line items in the financial statements has been changed from the Company’s financial statements for the period ended June 30, 2019. Where applicable, prior year period amounts have been reclassified to present current year period amounts on a comparable basis with those amounts from the 2019 financial statements. All reclassifications considered necessary for a fair presentation have been included in these financial statements.
16

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table outlines the changes in the presentation of the Condensed Consolidated Interim Statements of Cash Flows (the “Statements of Cash Flows”) for the three and six months ended June 30, 2019:

	As previously reported	Amount of adjustment	As currently reported
	For the three months ended		For the three months ended
	June 30,		June 30,
	2019		2019
Operating activities
Other non-cash expenses (income) and items not affecting cash	$867	$(2,637)	$(1,770)
Impairment on Gediktepe	—	16,913	16,913
Net change in non-cash working capital	(11,078)	(14,276)	(25,354)
Total operating activities	$(10,211)	$—	$(10,211)
Investing activities
Mineral properties, plant and equipment, except right-of-use assets	$10,821	$(3,868)	$6,953
Total investing activities	$10,821	$(3,868)	$6,953
Financing activities
Borrowings, principal and interest	$(23,704)	$3,868	$(19,836)
Total financing activities	$(23,704)	$3,868	$(19,836)
	$(23,094)	$—	$(23,094)

17

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

	As previously reported	Amount of adjustment	As currently reported
	For the six months ended		For the six months ended
	June 30,		June 30,
	2019		2019
Operating activities
Other non-cash expenses (income) and items not affecting cash	$(5,413)	$916	$(4,497)
Impairment on Gediktepe	—	16,913	16,913
Net change in non-cash working capital	(13,565)	(17,829)	(31,394)
Total operating activities	$(18,978)	$—	$(18,978)
Investing activities
Mineral properties, plant and equipment, except right-of-use assets	$13,826	$(8,664)	$5,162
Total investing activities	$13,826	$(8,664)	$5,162
Financing activities
Borrowings, principal and interest	$(46,005)	$8,663	$(37,342)
Finance facility costs	(1)	1	—
Total financing activities	$(46,006)	$8,664	$(37,342)
	$(51,158)	$—	$(51,158)

4.Other loss
The following table summarizes activity for the periods ended:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Unrealized (gain) loss on financial instruments (Note 18)	$(538)	$1,507	$981	$2,426
Realized loss on financial instruments (Note 18)	736	182	1,207	213
Impairment on Gediktepe	—	16,913		16,913
Other	11	1	(590)	(415)
Total other loss	$209	$18,603	$1,598	$19,137

18

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

5.Finance costs - net
The following table summarizes the activity for the periods ended:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Finance (income)
Interest (income) from financial assets held for cash management	$(287)	$(814)	$(1,002)	$(1,634)
Total finance (income)	$(287)	$(814)	$(1,002)	$(1,634)

Finance costs
Borrowing costs	3,511	5,990	7,819	10,787
Amortization of the discount on ARO liabilities	257	241	515	483
Amortization of the discount on lease liabilities	2,004	1,972	4,023	3,291
Total finance costs	$5,772	$8,203	$12,357	$14,561
Less: amount capitalized	$—	$(3,867)	$—	$(8,664)
Finance costs - expensed	$5,772	$4,336	$12,357	$5,897
Net finance costs	$5,485	$3,522	$11,355	$4,263

Finance income is earned on the Company’s cash and money market funds, including restricted cash balances, which are deposited at banks and financial institutions. Borrowing costs are related to the finance facility described in Note 17. All borrowing costs incurred on or after June 1, 2019 are recognized in the Condensed Consolidated Interim Statements of Profit and Comprehensive Profit (the “Statements of Profit”). Capitalized interest relates to borrowing costs incurred before June 1, 2019, which was the period before the Company’s declaration of commercial production of the sulfide plant. Finance costs related to lease and asset retirement obligation liabilities both represent amortization of the discount expense calculated using the effective interest method.

19

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

6.Income tax expense (benefit)
a)Income tax expense (benefit) - The following table summarizes activity for the periods ended:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Income tax expense:
Current income tax expense	$2,071	$478	$5,651	$2,010
Deferred income tax expense (benefit)	6,541	1,941	(24,212)	9,904
Income tax expense	$8,612	$2,419	$(18,561)	$11,914

The Company generates incentive tax credits for qualifying expenditures at Çöpler in accordance with the current incentive certificate. Application of these tax credits reduces income tax expense in the current period and offsets current and future cash tax payments. Reviews of eligible spend for tax credits by local tax authorities occur periodically and can result in adjustments to the recognition of incentive tax credits in the future.

A detailed review was undertaken in Q1 2020 of expenditure related to the Sulfide Project for the years 2014 to 2019. The review concluded that some additional costs related to the finance facility (including interest cost and foreign exchange loss) that were utilized for the construction of the sulfide plant qualified as eligible spend for incentive tax credits in accordance with the current incentive certificate. The review also considered whether the additional incentive tax credits would be realized based upon forecast future taxable income of the relevant legal entity. The review indicated that Alacer’s realization of the additional incentive tax credits is considered highly probable. As a result of this review, the Company recognized a $48 million income tax benefit in Q1 2020 for additional incentive tax credits in the Statements of Profit and an equal amount of additional deferred tax assets in the Condensed Consolidated Interim Statements of Financial Position (the “Statements of Financial Position”).

b)Significant components of deferred tax assets and liabilities

	Consolidated statements of financial position on
	June 30,	December 31,
	2020	2019
Deferred income tax assets:
Incentive tax credits recognized	$210,151	$196,172
Deferred income tax (liabilities)	(93,081)	(78,920)
Deferred income tax asset	$117,070	$117,252

Deferred income tax assets are recognized for incentive tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable. The deferred tax liability is comprised of temporary differences. As of June 30, 2020 and December 31, 2019, the deferred tax liability was primarily
20

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

impacted by the revaluation of non-monetary assets due to foreign exchange. Alacer applies the liability method to recognize deferred income tax expense on temporary differences between the tax basis of assets and their carrying amounts in the financial statements.

7.Profit per share

Basic profit per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted profit per share is calculated using the “if-converted method” in assessing the dilution impact of convertible instruments until maturity. The if-converted method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive.

The following table summarizes activity for the periods ended:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Net profit and comprehensive profit attributable to owners of the Company	$8,354	$4,833	$56,975	$8,170
Weighted average number of shares outstanding – basic	294,811,505	294,649,373	294,798,833	294,629,266
Weighted average number of shares outstanding – diluted	298,428,518	300,353,643	298,415,846	300,333,536

Total net profit per share of owners of the Company – basic	$0.03	$0.02	$0.19	$0.03
Total net profit per share of owners of the Company – diluted	$0.03	$0.02	$0.19	$0.03

21

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

8.Net change in non-cash working capital
The following table summarizes activity, excluding cash and cash equivalents transactions, in the net change in non-cash working capital amount in the Operating section of the Statement of Cash Flows for the periods ended:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Changes in non-cash working capital accounts:
Trade and other payables	$13,660	$10,488	$(1,905)	$17,613
Receivables and other assets	2,531	(23,184)	(3,830)	(27,629)
Inventories	3,276	(14,350)	7,158	(23,720)
Current income tax liabilities	(61)	—	1,194	—
Subtotal of non-cash working capital accounts	$19,406	$(27,046)	$2,617	$(33,736)
Adjustments for amounts:
Included on separate line within Operating Activities:
Non-cash change related to short-term hedging activity	65	(883)	(1,188)	(1,422)
DD&A in short-term inventory	(59)	1,884	(2,119)	573
Change in short-term share based comp. liability	(4,364)	(751)	887	(1,929)
Unrealized foreign exchange impacts	(348)	(1,161)	(778)	(2,025)
Change in tax liability accruals	(2,060)	634	(4,529)	(898)
Included within Investing Activities:
Trade and other payables related to capitalized projects	168	(5,547)	(1,701)	(7,781)
Receivables and other assets related to capitalized projects	(1,781)	2,384	2,331	(104)
Inventory related to sulfide stockpile	—	3,225	—	13,882
Write-off of deferred rent related to IFRS 16 implementation	—	—	—	139
Included within Financing Activities:
Interest paid shown as financing activity	2,909	1,907	6,506	1,907
Net change in non-cash working capital	$13,936	$(25,354)	$2,026	$(31,394)

22

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

9.Financial instruments
Carrying Values of Financial Instruments

The table below shows those assets and liabilities that the Company has identified as financial assets and financial liabilities to be measured at fair value through the Statements of Profit or amortized costs under IFRS 9 Financial Instruments. The Company currently has no financial assets and financial liabilities to be measured at fair value through the Statements of Comprehensive Profit.

		As of	As of
		June 30,	December 31,
	Note	2020	2019
Financial assets
Financial assets at amortized cost
Receivables and other assets	12	$23,218	$19,388
Financial assets at fair value through profit and loss (FVTPL)
Cash and cash equivalents	10	$240,768	$194,770
Restricted cash	11	$32,943	$30,834

Financial liabilities
Financial liabilities at amortized cost
Trade and other payables, excluding swap contract obligations	16	$61,202	$64,296
Borrowings, short-term	17	$68,155	$68,150
Borrowings, long-term	17	$170,430	$204,515
Financial liabilities at fair value through profit and loss (FVTPL)
Current interest rate swap contract obligations	16, 18	$2,958	$1,769
Other long-term liabilities - share based compensation	21	$13,185	$12,463
Other long-term liabilities - non-current interest rate swap contract obligations	18, 21	$668	$876

Fair Value of Financial Instruments

IFRS requires disclosure about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The following are the three levels of the fair value hierarchy:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability
•Level 3 – Inputs that are not based on observable market data

23

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

The hierarchy of financial instruments measured at fair value in the Statements of Financial Position is as follows:

	June 30, 2020
Fair Value Hierarchy	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$240,768	$—	$—	$240,768
Restricted cash	32,943	—	—	32,943
Interest rate swap contracts - current	—	(2,958)	—	(2,958)
Interest rate swap contracts - non-current	—	(668)	—	(668)
Other long-term liabilities - share based compensation	(13,185)	—	—	(13,185)
	$260,526	$(3,626)	$—	$256,900

	December 31, 2019
Fair Value Hierarchy	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$194,770	$—	$—	$194,770
Restricted cash	30,834	—	—	30,834
Interest rate swap and forward sales contracts - current	—	(1,769)	—	(1,769)
Interest rate swap and forward sales contracts - non-current	—	(876)	—	(876)
Other long-term liabilities - share based compensation	(12,463)	—	—	(12,463)
	$213,141	$(2,645)	$—	$210,496

The Company has some financial instruments which are not measured at fair value in the Statement of Financial Position. For the majority of these instruments, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following financial instrument related to the finance facility described in Note 17 at June 30, 2020:

Liabilities	Fair Value	Carrying Value
Borrowings	$254,489	$238,585

24

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.Cash and cash equivalents

	June 30,	December 31,
	2020	2019
Cash at banks and on hand	$138,782	$171,004
Money market funds and other	101,986	23,766
	$240,768	$194,770

Cash and money market funds are deposited at banks and financial institutions and earn variable interest based on market rates. They do not include restricted cash, which is shown in Note 11. The carrying values of cash and cash equivalents and money market funds approximate their fair values as the balances earn interest at current market rates.

11.Restricted cash

	June 30,	December 31,
	2020	2019
Restricted cash	$32,943	$30,834

Restricted cash is deposited at banks and financial institutions and represents both a debt service reserve account and a reclamation reserve account required as part of the finance facility described in Note 17. The restricted cash is expected to be in place over the duration of the term of the finance facility. Restricted cash is not available for use within one year. The carrying value of restricted cash approximates its fair value as the balance earns interest at current market rates.

12.Receivables and other assets

	June 30,	December 31,
	2020	2019
Consumption taxes recoverable (VAT)	14,544	13,475
Non-trade receivables	3,361	2,635
Prepaid expenses and advances	5,223	2,769
Other current assets	90	509
	$23,218	$19,388

The Company’s receivable balances consist predominately of value-added tax (VAT) recoverable claims with government entities in the country of Turkey. VAT is usually recovered in 90 to 120 days and can be netted with payroll withholding taxes and other taxes payable in the same tax jurisdiction. There is no allowance for doubtful accounts or a recorded allowance for credit losses for VAT recoverable claims or non-trade receivables. Prepaid expenses and advances primarily include annual insurance premiums paid in advance. Receivables and other assets are recognized initially at the amount of consideration that is unconditional.
25

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

The Company holds the receivables and other assets with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost. The carrying value of receivables and other assets approximates their fair values due to the short-term nature of their duration.

13.Inventories

	June 30,	December 31,
	2020	2019
Work-in-process	$47,404	$59,935
Finished goods	7,134	4,941
Oxide ore stockpiles	151	576
Sulfide ore stockpiles	19,609	19,209
Supplies and reagents	43,980	40,775
	$118,278	$125,436

Work-in-process inventories represent materials that are currently in the process of being actively converted into saleable product. This primarily includes cash operating costs and depreciation related to both oxide ore placed on the heap leach pad for processing and ore in-circuit within the sulfide plant.

The Company’s sulfide ore stockpiles are classified as short-term if expected to be consumed in the next twelve months. Otherwise, sulfide ore stockpiles are classified as long-term and listed under Other long-term assets in Note 15.

Supplies and reagents are materials, spare parts and consumables used when processing ore from both the oxide and sulfide plants to produce doré.

Finished goods inventory includes doré produced from both oxide and sulfide work-in-process inventory and gold bullion.

Through June 30, 2020, a provision for obsolescence for supplies and reagents of approximately $1.1 million ($0.2 million through June 30, 2019) was recognized and presented as part of Production costs in the Statements of Profit.

26

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

14.Mineral properties, plant and equipment, net

	Mineral properties[1]	Mining plant and equipment	Construction-in-progress[2]	Right-of-use lease assets	Non-producing properties[2]	Total

Balance at December 31, 2018	$58,807	$36,016	$707,556	$—	$149,902	$952,281
Additions	—	—	43,671	105,189	—	148,860
Transfers	35,110	851,357	(736,565)	—	(149,902)	—
Disposals	—	(36)	—	—	—	(36)
Rehabilitation provision	626	—	—	—	—	626
Depreciation, depletion	(17,317)	(50,931)	—	(7,712)	—	(75,960)
Balance at December 31, 2019	$77,226	$836,406	$14,662	$97,477	$—	$1,025,771
Additions			28,205	1,971	—	30,176
Transfers	7,877	5,267	(13,144)	—	—	—
Disposals / Refunds	—	—	—	—	—	—
Rehabilitation provision	—	—	—	—	—	—
Depreciation, depletion	(6,386)	(35,616)	—	(4,621)	—	(46,623)
Balance at June 30, 2020	$78,717	$806,057	$29,723	$94,827	$—	$1,009,324

1Mineral properties represent assets subject to depreciation including production stage properties, capitalized prefeasibility costs related to the Sulfide Project, capitalized mine development costs related to current production, capitalized pre-production stripping, intangible assets, and closure assets related to asset retirement obligations.
2CIP and Non-producing properties are not subject to depreciation. Prior to June 1, 2019, CIP and non-producing properties primarily included amounts capitalized related to the Sulfide Project. CIP primarily included Sulfide Project costs incurred following construction approval while non-producing properties included Sulfide Project costs incurred prior to construction approval but for which there was a high degree of confidence of future economic benefits. As of May 31, 2019, the Company declared commercial production of the sulfide plant and accordingly reclassified Sulfide Project costs from CIP and Non-producing properties to Mining plant and equipment and Mineral properties.

Through May 31 2019, gold sales proceeds (63,514 gold ounces were sold and $82.3 million cash proceeds received) from the sulfide plant and operating costs related to those gold sales and approximately $8.6 million in interest and finance costs on loan borrowings were included in CIP within the Mineral Properties, Plant and Equipment asset in the Statements of Financial Position since they were incurred before the declaration of commercial production of the sulfide plant.

27

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

15.Other long-term assets

	June 30,	December 31,
	2020	2019

Long-term sulfide ore stockpiles	$49,250	$55,368
Long-term advances and deposits	1,028	686
	$50,278	$56,054

Long-term sulfide ore stockpiles represent sulfide ore that has been extracted from the mine and is not expected to be further processed within the next twelve months. The Company’s current sulfide ore stockpile inventories that are expected to be consumed in the next twelve months are classified as current assets (Note 13). Long-term advances and deposits include deposits for operating licenses.

16.Trade and other payables

	June 30,	December 31,
	2020	2019
Trade payables	$23,098	$28,840
Accruals	20,821	26,562
Interest rate swap contracts obligation (Note 18)	2,958	1,769
Withholding taxes	493	534
Royalties payable	16,790	8,360
	$64,160	$66,065

Trade payables include the Company’s obligations to suppliers of goods or services acquired on trade credit. This represents invoices received but not yet paid for, goods delivered, or services already consumed by the Company and usually settled within a month. Trade payables have contractual maturity dates of less than six months. Accruals include estimated amounts for goods or services received but not yet invoiced by the supplier, as well as obligations that build up throughout the year and settled once annually, such as short-term incentive compensation payments.

The Company has entered into a discretionary hedging arrangement via an interest rate swap contract to fix the LIBOR interest rate exposure on approximately 46% of the outstanding loan balance through the duration of the interest rate hedge program. The short-term liability related to the interest rate swap contracts is shown above and is more fully discussed in Note 18.

Trade and other payables are measured at amortized cost, except for interest rate swap contracts which are measured at fair value. Due to the short-term nature of trade and other payables, excluding interest rate swap contracts, their carrying amount is considered to be the same as their fair value.

28

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

17.Borrowings
The Company has a finance facility with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.). The finance facility has interest rates of LIBOR, which is floating, plus a fixed interest rate margin in the range of 3.50% - 3.70% depending on the tranche. Additionally, it has no mandatory hedging or cash sweep requirements, no pre-payment penalties, and final repayment is scheduled in Q4 2023. While no mandatory hedging is required, discretionary hedging to fix the LIBOR rate was implemented in 2018 as discussed in Note 18. Restricted cash accounts must be maintained over the term of the finance facility and are shown in Note 11.

The financing fees incurred to establish and finalize the financing facility (including syndicate bank fees, legal and accounting fees, investment and registration fees, and other agency fees) were accounted for as a discount to the loan principal and are amortized over the life of the loan.

Interest and finance costs on loan borrowings of $12.4 million recognized through June 30, 2020 were included in the Statements of Profit since they were incurred after the declaration of commercial production of the sulfide plant. Interest and finance costs on loan borrowings of approximately $8.6 million recognized through May 31, 2019 were capitalized in CIP, since they were incurred before the declaration of commercial production of the sulfide plant. As of June 30, 2020, the Company is in compliance with all aspects of the finance facility.

The following table is a summary of the carrying amounts of the Company’s borrowings that are recognized in the Statements of Financial Position. The amounts include the remaining principal balances of the finance facility due to the syndicate of lenders as well as the unamortized balance of discounted finance facility costs as of the periods presented below:

	June 30,	December 31,
	2020	2019

Short-term portion of the Finance Facility	$70,000	$70,000
Short-term portion of Discounted Finance Facility Costs	(1,845)	(1,850)
Long-term portion of the Finance Facility	175,000	210,000
Long-term portion of Discounted Finance Facility Costs	(4,570)	(5,485)
	$238,585	$272,665

The first repayment of principal for the finance facility occurred in March 2019 with final principal repayment on or before December 21, 2023. The principal repayment is $17.5 million paid quarterly.

The borrowing is measured at amortized cost using a nominal value method, net of finance facility costs, at each reporting date on the Statements of Financial Position. The nominal value method is used to measure the Company’s carrying value of borrowings per IFRS 9 Financial Instruments as a floating interest rate exists on the borrowing facility.

29

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

The table below analyzes the Company’s borrowings into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date. The amounts shown in the table below are the contractual undiscounted cash flows which include payments for both principal and interest for borrowings.

Borrowings ($ 000's)	Less than 6 months	6 months to 1 year	1 year to 2 years	2 years to 5 years	More than five years	Total contractual cash flows	Carrying amount
Total contractual obligations	$39,523	$38,844	$75,681	$108,623	$—	$262,671	$238,585

The difference between the total contractual undiscounted cash flows and the carrying amount of the borrowing liability measured at amortized cost using a nominal value method are the expected interest payments between the respective Statements of Financial Position reporting date and the borrowing maturity date. Expected future interest payments have been projected based on assumptions as of June 30, 2020 around the LIBOR forward rates. Thus, future actual interest payments may differ from those estimated in these financial statements based on that factor.

18.Financial Instruments
Interest Rate Swap Contracts

As indicated in Note 17, the Company has a finance facility with a syndicate of lenders. While no mandatory hedging is required, the Company has chosen to hedge to fix the LIBOR interest rate exposure via interest rate swap contracts on approximately 46% of the outstanding loan balance through the duration of the interest rate hedge program which completes at the end of 2021.

In accordance with IFRS 9 Financial Instruments, the Company records the fair value of interest rate swap contracts at the end of the reporting period as an asset (in the money) or liability (out of the money). The fair value is calculated as the difference between a market-based price and the contracted price.

The fair and carrying value of the interest rate swap contract asset or liability is derived by the difference between the variable LIBOR interest forward rates as compared to a fixed interest rate of 2.86% on the hedged amounts for settlement between the respective Statements of Financial Position reporting date and the interest rate swap contract settlement date. Unrealized gains/losses on the interest rate swap contracts have been projected based on assumptions as of June 30, 2020 around the LIBOR forward rates. Thus, future gains/losses may differ from those estimated in these financial statements.

The following table is a summary of the carrying amounts of the Company’s interest rate swap contracts that are recognized in the Statements of Financial Position at:

30

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

	June 30,	December 31,
	2020	2019

Interest rate swap contracts - Short-term	2,958	1,769
Trade and other payables (Note 16)	$2,958	$1,769
Interest rate swap contracts - Long-term	668	876
Other long-term liabilities (Note 21)	$668	$876
Net liability	$3,626	$2,645

The change or unrealized losses in the 2020 carrying amount of the Company’s financial instruments, $1.0 million loss for the six months ended June 30, 2020, relates to the Company’s interest rate swap contracts.

Realized gains/losses on interest rate swap contracts are settled in cash during the settlement period.

Both realized and unrealized gains/losses are recorded in Other loss in the Statements of Profit and are shown in Note 4.

The following table is a summary of the interest rate swap program:

31

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

Quarter Ending	Hedged amount of debt (million $)	Hedged Rate	Forward Curve	(Loss) Gain (million $)

Q3 2020	150	2.86%	0.28%	(1.0)
Q4 2020	125	2.86%	0.26%	(0.8)
Q1 2021	100	2.86%	0.29%	(0.6)
Q2 2021	75	2.86%	0.23%	(0.5)
Q3 2021	50	2.86%	0.23%	(0.3)
Q4 2021	50	2.86%	0.24%	(0.3)
Weighted average rates of unsettled interest rate swap contracts		2.86%	0.26%
Total unrealized (loss) on unsettled interest rate swap contracts				(3.6)

Q3 2018	350	2.86%	2.33%	(0.5)
Q4 2018	350	2.86%	2.37%	(0.4)
Q1 2019	350	2.86%	2.82%	(0.0)
Q2 2019	275	2.86%	2.61%	(0.2)
Q3 2019	250	2.86%	2.34%	(0.3)
Q4 2019	225	2.86%	2.16%	(0.4)
Q1 2020	200	2.86%	1.93%	(0.5)
Q2 2020	175	2.86%	1.20%	(0.7)
Weighted average rates of unsettled interest rate swap contracts		2.86%	2.30%
Total unrealized (loss) on unsettled interest rate swap contracts				(3.1)

Program total for interest rate swap contracts		n/a	n/a	(6.7)

19.Lease liabilities

	June 30,	December 31,
	2020	2019
Balance, beginning of period	$103,113	$105,009
Arising during the period	1,971	319
Lease payments	(5,184)	(9,447)
Amortization of discount	4,023	7,232
Balance, end of period	$103,923	$103,113

The table below analyzes the Company’s lease liabilities into relevant contractual maturity date groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity date
32

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

of the lease. The amounts shown in the table below are the contractual undiscounted cash flows related to lease liabilities.

Lease liabilities ($ 000's)	Less than 6 months	6 months to 1 year	1 year to 2 years	2 years to 5 years	More than five years	Total contractual cash flows	Carrying amount
Total contractual obligations	$4,349	$6,159	$10,536	$29,563	$145,590	$196,197	$103,923

The difference between the total contractual undiscounted cash flows related to lease payments to vendors and lessors and the carrying amount of the lease liability is the amortization of the discount related to the lease liability.
20.Asset retirement obligation (“ARO”)

	June 30,	December 31,
	2020	2019
Balance, beginning of period	$25,467	$23,877
Change in estimates - closure costs	—	626
Accreting and unwinding of discount	515	964
Balance, end of period	$25,982	$25,467

21.Other long-term liabilities

	June 30,	December 31,
	2020	2019

Interest rate swap contracts	$668	$876
Share-based compensation	13,185	12,463
Long-term employee benefits	2,433	2,479
	$16,286	$15,818

The Company has entered into a discretionary hedging arrangement to fix the LIBOR interest rate exposure on approximately 46% of the outstanding loan balance through the duration of the interest rate hedge program. The long-term liability related to the interest rate swap contracts is shown above and is more fully discussed in Note 18.

Share-based compensation costs represent long-term incentives that are tied to the price of the Company’s shares. Incentive grants are generally expensed over a three-year vesting period. The unvested units are subject to mark-to-market adjustments based on the share price at the end of the reporting period and assumptions related to business performance metrics. Long-term employee benefits primarily represent employee vacation accruals.

33

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

22.Share capital and share-based payments
a)Share capital

The Company has an unlimited number of common shares, without nominal or par value, authorized for issuance and an unlimited number of preferred shares, without nominal or par value, issuable in series. As of June 30, 2020, there have been no transactions involving preferred shares.

The following table summarizes activity for common shares with exercises of share-based awards originating from restricted share units:

	Common Shares
	Number of Shares	$
Balance at December 31, 2018	293,840,088	$1,477,586
Shares issued:
On exercise of share-based awards (Note 22b)	843,002	1,466
Balance at December 31, 2019	294,683,090	$1,479,052
Shares issued:
On exercise of share-based awards (Note 22b)	140,918	239
Balance at June 30, 2020	294,824,008	$1,479,291

b)Share-based payments

i)Restricted share unit (“RSU”) plan

The Company’s outstanding RSUs were granted under the 2017 RSU plan. Each RSU becomes payable in shares as they vest over their lives (typically at three years) and entitles participants to receive one common share of the Company. RSUs are treated as equity instruments. Alternatively, the BOD, at its discretion, may elect to satisfy all or part of a vesting in cash; however, there is no current intention to do so for equity vesting in the normal course.

The following table summarizes activity for the six months ended:

	2020		2019
	Number of RSUs	Weighted average price	Number of RSUs	Weighted average price
Outstanding - Beginning of year	3,434,201	$2.45	2,898,516	$1.72
Granted	438,841	5.17	4,266,618	2.60
Vested and redeemed	(140,918)	1.70	(843,002)	1.74
Forfeited	(115,112)	2.22	(617,862)	1.74
Outstanding - June 30	3,617,012	$2.81	5,704,270	$2.37

34

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

ii)Performance share unit (“PSU”) plan

The Company’s outstanding PSUs were granted under the 2017 PSU plan. Each PSU granted entitles the participant, at the end of the applicable performance period (typically three years), to receive a payment in cash for the equivalent value of one Share provided: (i) the participant continues to be employed or engaged by the Company or any of its affiliates, and (ii) all other terms and conditions of the grant have been satisfied, including the business performance metrics associated with each PSU. The grant of a PSU does not entitle the PSU participant to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of shares in the Company. PSUs are treated as liability instruments.

The following table summarizes activity for the six months ended:

	2020	2019
	Number of PSUs	Number of PSUs
Outstanding - Beginning of year	3,951,060	3,435,797
Granted	686,449	1,397,134
Vested and redeemed	(1,119,404)	(753,248)
Forfeited	(13,252)	(42,356)
Outstanding - June 30	3,504,853	4,037,327

iii)Deferred share unit (“DSU”) plan

The Company’s outstanding DSUs were granted under the 2017 DSU plan which is a plan exclusively for directors. DSUs are valued based on the share price and settled in cash upon the director’s departure from the Company. DSUs are treated as liability instruments.

The following table summarizes activity for the six months ended:

	2020	2019
	Number of DSUs	Number of DSUs
Outstanding - Beginning of year	1,054,237	878,578
Granted	146,333	168,955
Vested and redeemed	—	—
Forfeited	—	—
Outstanding - June 30	1,200,570	1,047,533

35

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

23.Segment information
The Company operates one segment directed towards the acquisition, exploration and production of gold in Turkey. The following table shows the segment net profit (loss) for the three and six months ended:

	Turkish Business Unit	Corporate and other	Total
For the three months ended June 30 2020:
Revenues	$131,324	$—	$131,324
Production costs	48,600	—	48,600
Depreciation, depletion, amortization	21,210	1,177	22,387
Gross profit (loss)	61,514	(1,177)	60,337
Exploration and evaluation	3,261	339	3,600
G&A, FX, and other loss	9,557	4,863	14,420
Share-based employee compensation	(42)	12,167	12,125
Finance costs (income) - net	5,480	5	5,485
Share of loss (income) on investments accounted for using the equity method	664	—	664
Income tax expense (benefit)	8,601	11	8,612
Total net profit (loss) and comprehensive profit (loss) for the period	$33,993	$(18,562)	$15,431

For the three months ended June 30 2019:
Revenues	$96,220	$—	$96,220
Production costs	39,853	—	39,853
Depreciation, depletion, amortization	13,065	545	13,610
Gross profit (loss)	43,302	(545)	42,757
Exploration and evaluation	1,388	68	1,456
G&A, FX, and other loss	21,518	1,554	23,072
Share-based employee compensation	(1)	3,186	3,185
Finance cost (income) - net	3,643	(121)	3,522
Share of (income) loss on investments accounted for using the equity method	(2,031)	—	(2,031)
Income tax expense	2,408	11	2,419
Total net profit (loss) and comprehensive profit (loss) for the period	$16,377	$(5,243)	$11,134
36

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

	Turkish Business Unit	Corporate and other	Total
For the six months ended June 30 2020:
Revenues	$273,591	$—	$273,591
Production costs	101,119	—	101,119
Depreciation, depletion, amortization	47,645	2,432	50,077
Gross profit (loss)	124,827	(2,432)	122,395
Exploration and evaluation	4,850	407	5,257
G&A, FX, and other loss	26,119	8,898	35,017
Share-based employee compensation	(42)	10,268	10,226
Finance costs (income) - net	11,371	(16)	11,355
Share of loss (income) on investments accounted for using the equity method	1,275		1,275
Income tax expense (benefit)	(19,683)	1,122	(18,561)
Total net profit (loss) and comprehensive profit (loss) for the period	$100,937	$(23,111)	$77,826

For the six months ended June 30 2019:
Revenues	$169,740	$—	$169,740
Production costs	68,629	—	68,629
Depreciation, depletion, amortization	23,092	850	23,942
Gross profit (loss)	78,019	(850)	77,169
Exploration and evaluation	1,962	346	2,308
G&A, FX, and other loss	31,557	5,252	36,809
Share-based employee compensation	(64)	7,590	7,526
Finance cost (income) - net	4,480	(217)	4,263
Share of (income) loss on investments accounted for using the equity method	(3,224)	—	(3,224)
Income tax expense	10,792	1,122	11,914
Total net profit (loss) and comprehensive profit (loss) for the period	$32,516	$(14,943)	$17,573

37

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table shows the segment assets and liabilities as of June 30, 2020 and December 31, 2019:

	Turkish Business Unit	Corporate and other	Total
As of June 30 2020:
Current assets	$367,181	$15,083	$382,264
Non-current assets	1,186,093	28,332	1,214,425
Total assets	$1,553,274	$43,415	$1,596,689
Current liabilities	$124,327	$12,942	$137,269
Non-current liabilities	298,409	15,548	313,957
Total liabilities	$422,736	$28,490	$451,226
As of December 31 2019:
Current assets	$316,267	$23,327	$339,594
Non-current assets	1,205,952	30,761	1,236,713
Total assets	$1,522,219	$54,088	$1,576,307
Current liabilities	$123,373	$13,857	$137,230
Non-current liabilities	332,025	14,969	346,994
Total liabilities	$455,398	$28,826	$484,224

24.Related party transactions
In 2016, Anagold, a subsidiary of the Company, entered into a related party commercial agreement for the construction of the sulfide plant with an affiliate of our joint venture partner, GAP İNŞAAT YATIRIM VE DIŞ TİCARET A.Ş. (“GAP”). The contract close-out was completed in 2019 and the total value of transaction spend through December 31, 2019 was approximately $157 million. There has been no additional spend through June 30, 2020.

In 2019, Anagold, a subsidiary of the Company, entered into a related party commercial agreement with Kartaltepe, another subsidiary of the Company, to purchase ore from Çakmaktepe for processing at the Çöpler oxide plant. Phase one of the commercial agreement was completed and the total value of transactions through December 31, 2019 was approximately $24 million. There has been no additional spend through June 30, 2020.

On July 17, 2019, Alacer announced the sale of its 50% non-operating interest in one of the joint ventures, Polimetal, the joint venture that owns the Gediktepe Project, to its joint venture partner, Lidya Mining. The transaction closed on January 3, 2020.

25.Subsequent Event – Alacer Gold Corp. and SSR Mining Inc. Merger
On May 11, 2020, the Company announced that it entered into a definitive agreement with SSR Mining to combine in a merger (the “Transaction”). As of August 14, 2020, the Transaction has not closed. Upon Transaction closing, SSR Mining will acquire 100% of the issued and outstanding Alacer shares. Pursuant to
38

Alacer Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020 and 2019 (unaudited)
(expressed in thousands of U.S. dollars, unless otherwise stated)

the Transaction, Alacer shareholders will receive 0.3246 SSR Mining shares for each Alacer share held (the “Exchange Ratio”). At Transaction closing, SSR Mining and Alacer shareholders collectively will own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.
The Company’s finance facility referenced in footnote 17 contains a “change of control” provision. The syndicate of lenders for the finance facility has provided written acknowledgment that, upon the Transaction closing, (a) no rights to accelerate outstanding loans under the finance facility will be triggered, and (b) the “change of control” contemplated by the Transaction will not give rise to a default under any of the related hedging agreements. Following closing of the Transaction, the finance facility will continue on the same terms (including payment terms and conditions).

Transaction related costs of approximately $3.6 million through June 30, 2020 have been expensed and are presented as part of General and administrative expense in the Statements of Profit.

39

Schedule C

Alacer Gold Corp.
Consolidated Financial Statements

For the Years Ended
December 31, 2019 and 2018

Management’s Responsibility for Financial Reporting

These consolidated financial statements, the notes thereto, and other information in Management’s Discussion and Analysis of Alacer Gold Corp. as of and for the years ended December 31, 2019 and 2018 are the responsibility of Management and have been approved by the Board of Directors.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates, judgments and policies that it believes appropriate in the circumstances.

Alacer Gold Corp. maintains a system of internal accounting controls which provide on a reasonable basis, assurance that the financial information is relevant, reliable, accurate and that Alacer Gold Corp.’s assets are appropriately accounted for and safeguarded.

The Board of Directors, principally through the Audit Committee, is responsible for ensuring Management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, all of whom are independent, and meets periodically with Management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants who were appointed by the shareholders. The auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

/signed/ Rodney Antal President and Chief Executive Officer	/signed/ Mark Murchison Chief Financial Officer
February 4, 2020

Independent auditor’s report
To the Shareholders of Alacer Gold Corp.

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Alacer Gold Corp. and its subsidiaries (together, the Company) as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
What we have audited
The Company’s consolidated financial statements comprise:
•the consolidated statements of profit and comprehensive profit for the years then ended;
•the consolidated statements of cash flows for the years then ended;
•the consolidated statements of financial position as at December 31, 2019 and 2018;
•the consolidated statements of changes in equity for the years then ended; and
•the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Other information
Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor’s report is Marelize Konig.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario February 4, 2020

Alacer Gold Corp.

Consolidated Statements of Profit and Comprehensive Profit
(expressed in thousands of U.S. dollars, unless otherwise stated)

		For the year ended
		December 31,
	Note	2019	2018

Revenues		$470,243	$187,983

Production costs		180,450	74,888
Depreciation, depletion and amortization		76,189	31,124
Cost of sales		256,639	106,012
Gross profit		213,604	81,971

Exploration and evaluation		7,938	6,010
General and administrative		11,055	10,126
Share-based employee compensation costs		19,729	5,165
Foreign exchange loss		17,969	52,296
Other loss	8	20,768	2,576
Other operating costs		77,459	76,173
Operating profit		136,145	5,798
Finance costs - net	9	15,927	(6,034)
Share of loss (income) on investments accounted for using the equity method	28	(4,120)	2,700
Profit before income tax		124,338	9,132

Income tax expense (benefit)	10	(33,372)	(15,431)
Total net profit and comprehensive profit		$157,710	$24,563

Net profit and comprehensive profit attributable to:
Owners of the Company	11	$116,292	$15,118
Non-controlling interest	27	41,418	9,445
Total net profit and comprehensive profit		$157,710	$24,563

Total net profit per share of owners of the Company - Basic	11	$0.39	$0.05
Total net profit per share of owners of the Company - Diluted	11	$0.39	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

Alacer Gold Corp.

Consolidated Statements of Cash Flows
(expressed in thousands of U.S. dollars, unless otherwise stated)

		For the year ended
		December 31,
	Note	2019	2018
Cash provided by (used in):
Operating activities
Total net profit and comprehensive profit		$157,710	$24,563
Non-cash items:
Depreciation, depletion and amortization		76,189	31,249
Non-cash related to hedging activities	22	1,540	(2,187)
Unrealized foreign exchange impacts		19,757	48,203
Share-based employee compensation costs		7,898	5,165
Finance costs on leases	23	7,232	—
Other non-cash expenses (income) and items not affecting cash		2,728	(11,340)
Income tax expense		(36,150)	(15,431)
Impairment on Gediktepe	8	17,222	—
Net change in non-cash working capital	12	1,065	19,063
Net cash provided by operating activities		255,191	99,285

Investing activities
Mineral properties, plant and equipment, except right-of-use assets		(42,290)	(264,896)
Sulfide ore stockpile		(2,764)	(18,224)
Equity investments		(967)	(5,680)
Contract advances and payables		104	(3,518)
Net cash (used in) provided by investing activities		(45,917)	(292,318)

Financing activities
Borrowings, principal and interest		(79,405)	97,776
Borrowings, restricted cash	15	(30,834)	—
Finance lease principal and interest payments	23	(9,447)	—
Net cash (used in) financing activities		(119,686)	97,776

Increase (decrease) in cash and cash equivalents		89,588	(95,257)
Cash and cash equivalents - beginning balance		104,798	202,813
Effect of exchange rates on changes in cash held in foreign currencies		384	(2,758)
Cash and cash equivalents – ending balance		$194,770	$104,798

Non-cash investing and financing activities
IFRS 16 - right-of-use assets	3 a)	$(97,477)	$—
IFRS 16 - lease liabilities	3 a)	$103,113	$—

Supplemental cash flow information
Interest paid		$(18,497)	$(18,213)
Income taxes paid		$(2,778)	$(8,759)

Alacer Gold Corp.

Consolidated Statements of Financial Position
(expressed in thousands of U.S. dollars, unless otherwise stated)

		As of	As of
		December 31,	December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	14	$194,770	$104,798
Receivables and other assets	16	19,388	24,984
Inventories	17	125,436	86,698
		339,594	216,480
Mineral properties, plant and equipment, net	18	1,025,771	952,281
Investments accounted for using the equity method	28	6,802	18,628
Deferred income tax asset	10	117,252	95,133
Restricted cash	15	30,834	—
Other long-term assets	19	56,054	75,601
Total assets		$1,576,307	$1,358,123

Liabilities
Current liabilities
Trade and other payables	20	$66,065	$51,441
Borrowings, short-term	21	68,150	68,155
Lease liability, short-term	23	1,919	—
Current income tax liabilities		1,096	—
		137,230	119,596
Borrowings, long-term	21	204,515	272,665
Lease liability, long-term	23	101,194	—
Asset retirement obligation	24	25,467	23,877
Other long-term liabilities	25	15,818	6,881
Total liabilities		484,224	423,019

Equity
Share capital	26	$1,479,052	$1,477,586
Reserves		21,268	17,513
Deficit		(638,499)	(748,839)
Equity attributable to owners of the company		861,821	746,260
Non-controlling interest in subsidiary	27	230,262	188,844
Total equity		1,092,083	935,104
Total liabilities and equity		$1,576,307	$1,358,123

Signed on behalf of the Board

/signed/ Edward C. Dowling, Jr. Chairman of the Board	/signed/ Richard P. Graff Chair of Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Alacer Gold Corp.

Consolidated Statements of Changes in Equity
(expressed in thousands of U.S. dollars, unless otherwise stated)

	Attributable to owners of the Company				Non-controlling interest
	Share capital	Reserves	Deficit	Total		Total Equity
Balance at January 1, 2018	$1,476,265	$15,251	$(763,445)	$728,071	$179,399	$907,470
Profit for the period	—	—	15,118	15,118	9,445	24,563

Transactions with owners of the company:
Share plans - exercises	1,321	(1,437)	—	(116)	—	(116)
Amortization of share-based awards	—	2,722	—	2,722	—	2,722
Reclassification of share-based awards withholding tax obligation (IFRS 2)	—	977	(512)	465	—	465
Total transactions with owners of the company	1,321	2,262	(512)	3,071	—	3,071
Balance at December 31, 2018	$1,477,586	$17,513	$(748,839)	$746,260	$188,844	$935,104

Balance at January 1, 2019	$1,477,586	$17,513	$(748,839)	$746,260	$188,844	$935,104
Profit for the period	—	—	116,292	116,292	41,418	157,710

Transactions with owners of the company:
Share plans - exercises	1,466	(2,409)	—	(943)	—	(943)
Amortization of share-based awards	—	2,479	—	2,479	—	2,479
Restricted Stock Units converted to cash settlement	—	(4,785)	(5,952)	(10,737)	—	(10,737)
Share-based awards capitalized for Sulfide Project	—	8,470	—	8,470	—	8,470
Total transactions with owners of the company	1,466	3,755	(5,952)	(731)	—	(731)
Balance at December 31, 2019	$1,479,052	$21,268	$(638,499)	$861,821	$230,262	$1,092,083

The accompanying notes are an integral part of these consolidated financial statements.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.General information
Alacer Gold Corp. is an intermediate gold producer, with an 80% interest in the Çöpler Gold Mine (“Çöpler”) in Turkey operated by Anagold Madencilik Sanayi ve Ticaret A.S. (“Anagold”), and the remaining 20% owned by Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya Mining”). Çöpler is located in east‐central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast from Istanbul and 550 kilometers east from Ankara, Turkey’s capital city.

Alacer Gold Corp. is incorporated under the laws of the Yukon Territory, Canada. The address of its registered office is 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Corporate administrative services are provided by Alacer Management Corp., a wholly owned subsidiary of Alacer Gold Corp.

These consolidated financial statements (the “financial statements”) as of and for the years ended December 31, 2019 and 2018 are comprised of Alacer Gold Corp., its subsidiaries, and its investments in joint ventures accounted for using the equity method, and together are hereafter referred to as either “Alacer” or the “Company”.

2.Basis of presentation
These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention, except for those assets and liabilities that the Company has identified as financial assets and financial liabilities to be measured at fair value through the Consolidated Statements of Profit and Comprehensive Profit. See Note 13.

The accounting policies applied in the financial statements for the year ended 2019 are consistent with the accounting policies applied in the financial statements for the year ended 2018, except for the adoption of new and amended accounting standards as set out in Note 3a.

The preparation of these financial statements in conformity with IFRS requires Management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expense. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 7.

The format of the financial statements has been changed from the format presented in the Company’s financial statements for the year ended December 31, 2018 to reflect the adoption of new and amended accounting standards as set out in Note 3a and other changes made as set out in Note 3c.

These financial statements were authorized for issue by the Company’s Board of Directors (“BOD”) on February 4, 2020.

3.Accounting changes
This note explains the impact on the Company’s financial statements of the adoption of new accounting standards that have been applied starting January 1, 2019 and new accounting pronouncements that have

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

been issued but are not yet effective, which are expected to be applicable to the Company starting on or after January 1, 2020. New accounting pronouncements that Management believes are not applicable to the Company have been excluded. This note also explains changes in the presentation of the financial statements.

a)Impact of adoption of new accounting standards that have been applied starting January 1, 2019

IFRS 16 - Leases

Overview of IFRS 16 Leases

The Company has adopted IFRS 16 Leases as of January 1, 2019 but has not restated comparatives for the 2018 reporting period as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing standard are therefore reflected as of January 1, 2019.

The Company leases various pieces of equipment, light vehicles, and real estate property. Lease contracts are typically made for fixed periods of one to fifteen years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants on the Company and leased assets are not used as security for borrowing purposes.

Until the end of 2018, leases of property, plant and equipment were classified as operating leases. Payments made under operating leases were charged to the Consolidated Statements of Profit and Comprehensive Profit on a straight-line basis over the period of the lease.

Effects of Adoption of IFRS 16

On adoption of IFRS 16 Leases, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the individual lease, if the rate could be readily determined, or the Company’s incremental borrowing rates, if the rate could not be readily determined, as of January 1, 2019. According to IFRS 16, each lease payment is allocated between the lease liability and finance cost. The finance cost, or amortization of the discount, on the lease liability is charged to the Consolidated Statements of Profit and Comprehensive Profit using the effective interest method so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The Company has considered the net present value of the following lease payments in the calculation of the lease liability on January 1, 2019:

•Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•Variable lease payments that are based on an index or a rate;
•Amounts expected to be payable by the Company under residual value guarantees;
•The exercise price of a purchase option if the Company is reasonably certain to exercise that option;
•Where a lease contains an extension option, the lease payments for the extension period were included in the calculation of the lease liability if the Company was reasonably certain that it would exercise the option; and
•Payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The weighted average discount rate applied to the lease liabilities on January 1, 2019 was 7.6%.

No adjustments were required upon adoption of IFRS 16 for finance leases as the Company did not have any leases previously classified as such as of December 31, 2018.

The effects of adoption of IFRS 16 as reflected on January 1, 2019 were to recognize a lease liability of $105,009. The short and long-term lease liabilities as at December 31, 2019 and upon adoption of IFRS 16 on January 1, 2019 are shown in the table below:

	Balance at December 31, 2019	Balance at January 1, 2019
Short-term portion of lease liability	$1,919	$2,185
Long-term portion of lease liability	101,194	102,824
Total lease liability	$103,113	$105,009

As shown in the table above, the total lease liability recognized as at January 1, 2019 was $105,009. The right-of-use assets were measured at an amount equal to the lease liability, adjusted for a $139 deferred rent liability related to real estate property leases as of January 1, 2019.

As shown in Note 18, the right-of-use assets are now shown as part of Mineral properties and equipment in the Consolidated Statements of Financial Position. Depreciation of right-of use assets are now included within depreciation, depletion, and amortization costs on the Consolidated Statements of Profit and Comprehensive Profit. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a units of production basis. Depreciation of right-of use assets are now included within depreciation, depletion, and amortization in the Operating activities section of the Consolidated Statements of Cash Flows.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The right-of-use assets relate to the following types of assets:

	Balance at December 31, 2019	Balance at January 1, 2019
Air Liquide Oxygen Plant	$93,929	$100,980
Real estate properties	2,998	3,423
Light vehicles	525	425
Office equipment	25	42
Total right-of-use assets	$97,477	$104,870

Leases are now included within current and long-term liabilities in the Consolidated Statements of Financial Position. Interest expense on lease liabilities are now included within Finance costs on the Consolidated Statements of Profit and Comprehensive Profit. Cash payments for the interest and principal portions of finance lease liabilities are shown as cash flows from financing activities in the Consolidated Statements of Cash Flows.

The effects of adoption of IFRS 16 by segments, as reflected on January 1, 2019, are shown in the table below:

	Segments:	Turkish Business Unit	Corporate and Other	Total
Right-of-use assets		$101,982	$2,888	$104,870
Lease liabilities		$(101,982)	$(3,027)	$(105,009)

The change in accounting policy affected the following items in the Consolidated Statements of Financial Position on January 1, 2019:

Mineral properties and equipment - increase by	104,870
Lease liabilities - increase by	(105,009)
Deferred rent - decreased by	139
$—

Deferred tax assets - increase by	$39

Until the end of 2018, payments made under operating leases were charged to the Consolidated Statements of Profit and Comprehensive Profit on a straight-line basis over the period of the lease and thus operating lease payments were fully included in calculations of earnings per share. The 2018 impact on the Statement of Consolidated Profit and Comprehensive Profit was $2.1 million. On adoption of IFRS 16, only depreciation charged from right-of-use assets and interest expense on lease liabilities are now included in the Consolidated Statements of Profit and Comprehensive Profit; and therefore, included in calculations of basic and diluted earnings per share. Principal portions of lease payments are not

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

included in the Consolidated Statements of Profit and Comprehensive Profit and are instead applied against the lease liability in the Consolidated Statements of Financial Position. As a result of adoption of IFRS 16, there is a $0.02 decrease in the Company’s basic and diluted earnings per share for the twelve-month period ended December 31, 2019.

Short-term lease payments, payments for leases of low-value assets, and variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and are not shown in the Consolidated Statements of Financial Position in accordance with IFRS 16. These payments are shown within Production costs within the Consolidated Statements of Profit and Comprehensive Profit and within the Operating activities section of the Consolidated Statements of Cash Flows. The net increase/decrease in cash and cash equivalents did not change as a result of adoption of IFRS 16.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has considered the following practical expedients permitted by the standard:

•The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•The accounting for operating leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
•The exclusion of low value leases (i.e. those with a value of less than US$5,000);
•The exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and
•The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

The significant judgments, estimates, and assumptions made by Management in applying IFRS 16 Leases, primarily included evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets covered under leases, as well as determining the lease term, when the lease contained an extension option, and assessing if the Company was reasonably certain that it would exercise the extension option. Significant judgments, estimates, and assumptions over both of these factors would affect the present value of the lease liabilities upon adoption of the new accounting standard, as well as the associated value of the right-of-use assets.

b)Future changes to accounting standards that are expected to be applicable to the Company

The following new amendments, interpretations, and improvements to standards and interpretations have been issued but are not effective until financial years beginning on or after January 1, 2020 and all items have not been early adopted. Pronouncements that are not deemed applicable to the Company have been excluded from those described below.

Amendments were made to the following standards:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

•IAS 28, Investments in associates and joint ventures – indicates that long-term interests in an associate or joint venture, such as preference shares or long-term loans, should be accounted for using IFRS 9, Financial instruments.

•IFRS 9 and IFRS 7, Financial liabilities and equity – amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by LIBOR reform and require certain related disclosures.

Interpretations were made to the following standards:

•IAS 12/IFRIC 23, Income taxes – clarified that IAS 12 applies to accounting for uncertain tax positions. The IFRIC includes recognition and measurement guidance to deal with uncertainty of tax treatments.

•IAS 1 and IAS 8, Presentation of financial statements – amended to revise the definition of material.

•IFRS 3, Business combinations – amended to revise the definition of a business.

•Conceptual Framework - replaces the conceptual framework for financial reporting issued by the IASB in September 2010.

Improvements were made to the following standards:

•IAS 12, Income taxes – clarifies that income tax consequences of dividends on financial instruments classified as equity should be included in the same statements as the transactions or events that generated the distributable profits.

•IAS 23, Borrowing costs – clarifies that if a specific borrowing remains outstanding after the related qualifying asset is ready for intended use or sale, it becomes part of general borrowing.

The Company does not anticipate the adoption of these amendments, interpretations, and improvements to have a material impact on the financial statements.

c)Presentation of financial statements

The presentation of certain line items in the financial statements has been changed from the Company’s financial statements for the year ended December 31, 2018. Where applicable, comparatives have been reordered to present amounts on the same basis as current period figures. All reclassifications considered necessary for a fair presentation have been included in these financial statements.

The following table outlines the changes in the presentation of the Consolidated Statements of Financial Position:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

	As reported on	As previously reported on	Amount of adjustment	As currently reported for
	December 31,	December 31,		December 31,
	2017	2018		2018
Other long-term assets	$101,868	$94,229	$(18,628)	$75,601
Investments accounted for using the equity method	—	—	18,628	18,628
	$101,868	$94,229	$—	$94,229

The Company disaggregated the Investments accounted for using the equity method from within the Other long-term assets and now report the Investments accounted for using the equity method separately in the primary financial statements.

The following table outlines the changes in the presentation of the Consolidated Statements of Profit and Comprehensive Profit:

	As reported on	As previously reported on	Amount of adjustment	As currently reported for
	December 31,	December 31,		December 31,
	2017	2018		2018
Other long-term assets	$23,815	$(3,458)	$6,034	$2,576
Investments accounted for using the equity method	—	—	(6,034)	(6,034)
	$23,815	$(3,458)	$—	$(3,458)

The Company disaggregated the finance costs (income) from within Other loss and now report the Finance costs (income) separately in the primary financial statements.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table outlines the changes in the presentation of the Consolidated Statements of Cash Flows:

	As reported on	As previously reported on	Amount of adjustment	As currently reported for
	December 31,	December 31,		December 31,
	2017	2018		2018
Operating activities	$10,478	$(10,060)	$(1,280)	$(11,340)
Other non-cash expenses (income) and items not affecting cash	$3,907	$17,783	$1,280	$19,063
Net change in non-cash working capital	$14,385	$7,723	$—	$7,723
Total operating activities
Financing activities	$250,000	$98,155	$(379)	$97,776
Borrowings, principal and interest	$(681)	$(379)	$379	$—
Finance facility costs	$249,319	$97,776	$—	$97,776
Total financing activities	$263,704	$105,499	$—	$105,499

4.Significant changes in the current reporting period – Declaration of commercial production of the sulfide plant
In accordance with IAS 16, Property, plant and equipment, gold sales proceeds from the sulfide plant and associated operating costs related to those gold sales and borrowing costs directly related to the construction of the sulfide plant were included in construction-in-process (CIP) within the Mineral Properties and Equipment asset in the Consolidated Statements of Financial Position to the point of declaration of commercial production of the sulfide plant up to and including May 31, 2019.

The gold sales proceeds from the sulfide plant and associated operating costs related to those gold sales capitalized and included in CIP during the period prior to the declaration of commercial production are shown in the table below:

	January 1, 2019	January 1, 2018
	to	to
	May 31, 2019	December 31, 2018
Gold sales proceeds included in CIP	$82,283	$24,088
Production Costs included in CIP	(29,443)	(19,781)
Net capitalized	$52,840	$4,307

Borrowing costs directly related to the construction of the sulfide plant that were capitalized and included in CIP during the period prior to the declaration of commercial production were $8.6 million as shown in Note 9.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The Company declared commercial production for the sulfide plant as of May 31, 2019. As a result, all gold sales proceeds from the sulfide plant and associated operating costs and borrowing costs commencing on June 1, 2019 are included in the Consolidated Statements of Profit and Comprehensive Profit and shown as revenues, production costs, and finance costs (income) and no longer included in CIP. The revenues, production costs, and depreciation, depletion and amortization included in the Consolidated Statements of Profit and Comprehensive Profit related to the sulfide plant after the period of the declaration of commercial production are shown in the table below:

June 1, 2019
to
December 31, 2019
Revenues	$244,169

Production costs	(78,050)
Depreciation, depletion and amortization	(41,600)
Cost of sales	(119,650)
Gross profit	$124,519

The borrowing costs directly related to the construction of the sulfide plant included in finance costs (income) in the Consolidated Statements of Profit and Comprehensive after the period prior to the declaration of commercial production were $11.1 million.

The Company considered several factors in declaring commercial production of the sulfide plant as of May 31, 2019. Those factors included:
•The sulfide plant operated consistently and sustainably in May 2019 following the first scheduled major shutdown of the plant in April 2019. During May, the sulfide plant operated at design and averaged a throughput rate of over 80%. Gold recovery was approximately 93%, plant utilization was approximately 85%, and over 22,000 ounces of gold were recovered with related processing costs in line with Management expectations.
•All major capital expenditures to bring the sulfide plant to the condition necessary for it to be capable of operating in the manner intended by Management were completed.
•The completion of a seven-month period of operational testing of the sulfide plant.
•The view that the sulfide plant can sustain ongoing processing of sulfide ores at levels intended by Management subsequent to the declaration of commercial production.

Significant judgments, estimates, and assumptions were made by Management in determining that the sulfide plant met the criteria required for the declaration of commercial production as of May 31, 2019. Judgment was applied to ascertain the point in time when the sulfide plant was capable of operating in the manner intended by Management. Production throughput rates, plant utilization, and gold recoveries, amongst other criteria, were all utilized in determining the appropriate timing of the declaration. Changes in the assumptions or estimates regarding timing of commercial production would have material impacts

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

on the amount of revenue, production costs, and depreciation recorded in the Consolidated Statements of Profit and Comprehensive Profit and the carrying value of Mineral Properties and Equipment shown on the Consolidated Statements of Financial Position.
Upon declaration of commercial production of the sulfide plant as of May 31, 2019, all Sulfide Project costs were reclassified from CIP to Mining plant and equipment and Mineral properties as shown in Note 18.

5.Significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

a)Subsidiaries and joint arrangements

Subsidiaries are all entities over which the Company has control. The Company controls an entity when Alacer is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls an entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions between Alacer companies are eliminated. A list of Alacer organizational entities appears in Note 27.

Non-controlling interests represent equity interests in subsidiaries, not classified as joint arrangements. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net profit and comprehensive profit is recognized directly in equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company conducts a portion of its business through joint arrangements whereby joint ventures are established and where associated joint venture partners are bound by contractual arrangements establishing joint control over the ventures requiring unanimous consent of each of the venturers regarding strategic, financial, and operating policies of the venture. Alacer undertakes its joint arrangements through jointly controlled entities, being corporations, partnerships or other unincorporated entities in which each venturer has an interest. The Company accounts for investments in joint ventures using the equity method of accounting. The carrying value of the Company’s investments in joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, Alacer assesses its investments in joint ventures for any indicators of impairment.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

b)Transactions with non-controlling interests

Alacer treats transactions with non-controlling interests as transactions with equity owners of the Company. Gains or losses on disposals of non-controlling interests are recorded to the profit or deficit account in Equity. For non-wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the Equity section of the Consolidated Statements of Financial Position. Profit for the year that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling shareholders in the subsidiary.

c)Segment reporting

The Company currently operates in one reportable operating segment consisting of mining, development and exploration of mineral deposits in Turkey. Corporate and other results are shown separately for reconciliation purposes as presented in Note 31.

d)Foreign currency translation

i)Functional currency
Items included in the financial statements of each Company entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labor, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. The functional currency for all Company entities is the United States dollar (“U.S. dollar”).

ii)Transactions and balances
Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Profit and Comprehensive Profit.

e)Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held available on demand with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Restricted cash balances are excluded from cash and cash equivalents and are classified as either current or non-current assets, based upon the expiration date of the restriction.

f)Inventories

Product inventories are valued at the lower of production cost or net realizable value. Production costs are determined on an average cost basis and consist of direct production costs including mining,

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

crushing, processing, site support costs, depreciation and allocated indirect costs, based on normal operating capacity. Supplies inventories are valued at the lower of average cost or net realizable value less any allowances for obsolescence.

i)Ore stockpile inventory represents material that, at the time of extraction, is ultimately expected to be processed into a saleable form. Current oxide and sulfide ore stockpile inventories represent ore that has been mined and is available for further processing in the next twelve months. Ore stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile and are verified by periodic surveys. Costs are allocated to ore stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including stripping costs in the production phase of the mine, applicable overhead, depreciation, depletion of mineral properties and amortization relating to mining operations, and are removed and transferred to work-in-process inventory at the average cost per tonne. The carrying value of ore stockpiles inventory is measured at the lower of average cost and net realizable value which is determined based on the number of contained ounces based on assay data.

ii)Long-term sulfide ore stockpiles are measured and valued in the same manner as the short-term oxide and sulfide ore stockpile inventories but they are classified as long-term, as this material is not expected to be processed within the next twelve months.

iii)Work-in-process inventory represents costs that are incurred in the process of converting mineralized, stockpiled and/or run-of-mine ores into partially refined precious metals, or doré. The recovery of gold from oxide ore is generally achieved through a heap leaching process, although the oxide ore can also be processed through the sulfide plant. In a heap leaching process, ore is crushed and placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The recovery of gold from sulfide ore is generally achieved through processing the ore through the sulfide plant. The sulfide plant processes include crushing, grinding, acidulation, pressure oxidation, and counter current decantation circuits. The resulting pregnant solutions from both the heap leach pad and sulfide plant are further processed in a plant where the finished goods are recovered.

Costs capitalized to work-in-process inventory include the aforementioned costs incurred for the ore and processing costs such as direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; depreciation; and site support costs. Costs are removed from work-in-process inventory and transferred to finished goods inventory as ounces are produced based on the average cost to produce a recoverable ounce.

Recoverable gold on the heap leach pads is estimated based on the quantities of ore placed on the leach pads (based on grade control measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on estimated recovery assumptions from the block model). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over time. The final recovery of gold from leach pads will not be known until the leaching process is concluded at the end of the mine life.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

iv)Finished goods inventory includes doré produced from both oxide and sulfide work-in-process inventory and gold bullion. Doré represents a bar containing predominantly gold by value, which is refined off-site to return gold bullion. Costs are transferred from finished goods inventory and recorded as costs of sales in the Consolidated Statements of Profit and Comprehensive Profit upon the sale of refined gold. Doré and gold bullion inventory are valued at the lower of average cost to produce the inventory and net realizable value.

v)Supplies and reagents are materials, spare parts and consumables used when processing ore to produce doré.

g)Exploration and evaluation expenditures

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or costs incurred during the evaluation process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond or reverse circulation drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an orebody that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping and prefeasibility studies.

Exploration and evaluation expenditures incurred prior to the date of a Definitive Feasibility Study (“DFS”) on an exploration project are expensed as incurred. Exploration and evaluation expenditures incurred during and subsequent to the DFS, including development drilling and related expenditures are capitalized as mineral properties in the accounting period the expenditure is incurred.

h)Mineral properties, mining plant and equipment and leasing arrangements

i)Mineral Properties & Non-Producing Properties
Mineral properties consist of mineral reserves and resources acquired in a business combination or asset acquisition; capitalized exploration and evaluation costs; development projects; open-pit mine development costs including pre-production stripping costs; and estimates of asset retirement closure assets related to rehabilitation obligations. Mineral properties are comprised of historical costs associated with acquisition, evaluation, and development of mining properties and are stated at historical cost less depletion. Historical cost includes expenditures directly attributable to acquisitions and subsequent costs to evaluate and develop mineral reserves and resources. On acquisition of a mineral property in the exploration stage, an estimate of the fair value attributable to the exploration licenses acquired is determined, including the fair value attributable to mineral

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

resources, if any, of that property. The fair value of the exploration license is recorded as an exploration asset (acquired exploration potential) as at the date of acquisition.

Non-Producing properties are mineral properties prior to being subject to depletion. Depletion does not occur until commercial production is achieved. Commercial production is achieved when the mining plant and equipment is operating sustainably without interruption in order for the designed economic benefit to be derived.

Mineral property costs are depleted using the units-of-production (“UOP”) method based on proven and probable mineral reserves.

In open-pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the orebody (referred to as pre-production stripping) are capitalized as open-pit mine development costs. Stripping costs in the production phase of the mine are included in the cost of inventory produced during the relevant period. Capitalized open-pit mine development costs are amortized on a UOP method over the proven and probable reserves accessed by the mine development process. Capitalized open-pit mine development costs are amortized when the open-pit has entered production and the future economic benefit is being derived.

ii)Mining Plant and Equipment & CIP
Mining plant and equipment are stated at historical costs less accumulated depreciation. Historical costs include initial purchase price or construction cost, costs directly attributable to bringing the asset into operation, and where relevant, include an estimate of its related rehabilitation obligation and borrowing costs.

Costs that meet the asset recognition criteria are capitalized. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of inventory and recorded as costs of sales in the Consolidated Statements of Profit and Comprehensive Profit when the related revenues are recognized.

CIP are mining and plant and equipment assets under construction prior to being subject to depreciation. The cost of CIP comprises its purchase price and any costs directly attributable to bringing it to working condition, including borrowing costs. Pre-commercial production revenues and operating costs are included in CIP prior to a plant achieving commercial production. Commercial production is achieved when the mining plant and equipment are operating sustainably without interruption in order for the designed economic benefit to be derived. Once commercial production is achieved, the capitalized costs are transferred to the appropriate mining plant and equipment asset class and depreciation commences.

Mining plant and equipment, net of residual value, are depreciated either on the UOP method or on a straight-line basis, over the shorter of estimated useful lives or life of the related mineral property.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Asset residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

Straight-line depreciation rates of major asset categories:
Buildings, plant and equipment	5 - 25 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are included in Other (Gain) Loss in the Consolidated Statements of Profit and Comprehensive Profit.

iii)Leasing Arrangements effective January 1, 2019
The Company has adopted IFRS 16 Leases as of January 1, 2019. The Company may enter into both leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. Leasing arrangements or arrangements that are in substance leasing arrangements that meet the criteria for recognition are reflected in the Consolidated Statements of Financial Position as both a right-of-use lease asset and a lease liability.

Leasing liabilities recognized in the Consolidated Statements of Financial Position are measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the individual lease, if the rate could be readily determined, or the Company’s incremental borrowing rates, if the rate could not be readily determined, as of the date of the inception of the leasing obligation. The Company considers the net present value of the following lease payments in the calculation of lease liabilities recognized in the Consolidated Statements of Financial Position:

•Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•Variable lease payments that are based on an index or a rate;
•Amounts expected to be payable by the Company under residual value guarantees;
•The exercise price of a purchase option if the Company is reasonably certain to exercise that option;
•Where a lease contains an extension option, the lease payments for the extension period were included in the calculation of the lease liability if the Company was reasonably certain that it would exercise the option; and
•Payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Each lease payment is allocated between the lease liability and finance cost. The finance cost, or amortization of the discount, on the lease liability is charged to the Consolidated Statements of Profit and Comprehensive Profit using the effective interest method so as to produce a constant

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

periodic rate of interest on the remaining balance of the lease liability for each period. Cash payments for the interest and principal portions of finance lease liabilities are shown as cash flows from financing activities in the Consolidated Statements of Cash Flows.

Lease liabilities are classified as either short-term, if the lease payments are within twelve months of the as of date of the Statements of Financial Position, or long-term if the lease payments are made beyond twelve months.

Right-of-use lease assets are measured at an amount equal to the lease liability. Right-of-use lease assets are shown as part of Mineral properties and equipment in the Consolidated Statements of Financial Position. Depreciation of right-of use assets are included within depreciation, depletion, and amortization costs on the Consolidated Statements of Profit and Comprehensive Profit. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on either a UOP or a straight-line basis. Depreciation of right-of use assets are included within depreciation, depletion, and amortization in the Operating activities section of the Consolidated Statements of Cash Flows.

Short-term lease payments, payments for leases of low-value assets, and variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and are not shown in the Consolidated Statements of Financial Position in accordance with IFRS 16. These payments are shown within Production costs within the Consolidated Statements of Profit and Comprehensive Profit and within the Operating activities section of the Consolidated Statements of Cash Flows.

iv)Leasing Arrangements effective in 2018
Prior to January 1, 2019, the Company accounted for lease arrangements in accordance with IAS 17 Leases. Accordingly, the Company classified any lease that substantially transferred the risks and rewards of ownership to the Company as a finance lease. Any lease not deemed a finance lease was designated as an operating lease.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use an asset.

Finance leases are recognized as assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments at lease inception date. Finance lease assets are shown as part of Mineral properties and equipment in the Consolidated Statements of Financial Position. Depreciation of finance lease assets are included within depreciation, depletion, and amortization costs on the Consolidated Statements of Profit and Comprehensive Profit. Lease payments on Finance lease liabilities are allocated between the lease liability and finance cost. The finance cost, or amortization of the discount, on the lease liability is charged to the Consolidated Statements of Profit and Comprehensive Profit using the effective interest method so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Operating lease payments are recognized as an operating cost in the Consolidated Statements of Profit and Comprehensive Profit on a straight-line basis over the lease term.

i)Recoverability of long-lived assets

The Company assesses, at each reporting date, whether there is any indication that an impairment loss for an asset, other than goodwill, either exists or has increased, and, if so, a new estimate of recoverable amount is made which could lead to an impairment loss. An impairment loss is recognized in the Consolidated Statements of Profit and Comprehensive Profit at the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units). The Company also assesses, at each reporting date, whether there is any indication that an impairment loss for an asset, other than goodwill, either no longer exists or has decreased, and, if so, a new estimate of recoverable amount is also made which could lead to an impairment reversal.

j)Financial instruments

Financial instruments are generally any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities are any asset or liability that is:

•Cash
•An equity instrument
•A contractual right or contractual obligation to receive or deliver cash or another financial asset or liability from or to another entity
•A contractual right or contractual obligation to exchange financial assets or liabilities from or to another entity under conditions that are potentially favorable to the Company
•A contract that will or may be settled in the Company’s own equity instruments

Financial assets and liabilities are initially recognized at fair value, plus or minus (in the case of a financial asset not measured at fair value through the profit or loss) transaction costs, if any, that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial assets carried at fair value through the profit or loss are expensed in the Consolidated Statements of Profit. Purchases and sales of financial assets are recognized on the trade date which is the date on which the Company commits to purchase or sell the asset. After initial recognition at fair value on the trade date, financial assets and liabilities are subsequently measured according to two classification categories: fair value or amortized cost. Amounts that are classified in the category of fair value are then presented in either the Consolidated Statement of Profit through the profit and loss or the Consolidated Statement of Comprehensive Profit through other comprehensive income. The presentation of amounts in either the Consolidated Statement of Profit or the Consolidated Statement of Comprehensive Profit is determined by the contractual cash flow characteristics and the business model under which the financial assets and liabilities are held. Some assets and liabilities, although classified as financial assets or liabilities, are not classified according to fair value or amortized cost as they are not included in the scope of IFRS 9,

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Financial Instruments and therefore are carried using other measurement methods. The measurement method of the Company’s financial assets and financial liabilities are indicated in Note 13.

The Company determines which measurement category a financial asset or liability falls into as follows:

•Financial assets and liabilities at fair value through the Consolidated Statement of Profit through profit or loss (“FVTPL”) include principally the Company’s cash and cash equivalents, restricted cash, interest rate swap contracts, as well as share-based compensation liabilities. A financial asset or liability is classified in this category if it does not meet the criteria for amortized cost of fair value through other comprehensive income, or is a derivative instrument not designated for hedging. In accordance with IFRS 9, Financial Instruments, the Company records the fair value of the interest rate swap contracts at the end of the reporting period as an asset (in the money) or liability (out of the money). The fair value is calculated as the difference between a market-based price and the contracted price. A corresponding gain or loss arising from changes in fair value are presented in the Consolidated Statements of Profit and Comprehensive Profit in the period in which they arise.

•Financial assets and liabilities at fair value through the Consolidated Statement of Comprehensive Profit through other comprehensive income (“FVOCI”) are financial assets that are held in a business model with an objective that is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in other gains/(losses). The Company presently has no financial assets or liabilities measured at FVOCI.

•Financial assets and liabilities at amortized cost are financial assets or liabilities with the objective to hold assets or liabilities in order to collect or pay contractual cash flows, and the contractual terms of the financial asset or liability give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company’s financial assets and liabilities measured at amortized costs include receivables and other assets, trade and other payables (excluding interest rate swap contract obligations), and borrowings when a floating interest rate applies. Interest income/expense from these financial assets and liabilities are included in finance income/expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the Consolidated Statements of Profit and Comprehensive Profit and presented in other gains/(losses), together with foreign exchange gains and losses.

At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at FVTPL, FVOCI, and amortized costs. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

k)Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

l)Reserves

The Company recognizes in reserves, other than the restricted share units satisfied on December 13, 2019 discussed in Note 26b, the fair value at grant date of the restricted share units granted to employees but not yet vested. The reserves also include the fair value at grant date of options issued to employees in the past but never exercised.

m)Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost if a fixed interest rate exists on the borrowing facility or at amortized cost using a nominal value method if a floating interest rate exists on the borrowing facility. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as an adjustment to interest expense over the period of the borrowings using the effective interest method.

Borrowing costs include financing fees, commitment fees, and interest expense.

Financing fees are loan transaction costs paid to establish loan facilities, deferred into other assets, and subsequently accounted for as a discount to the loan principal, amortized over the instrument’s life based on the effective interest rate once drawn. Financing fees are any expenditures directly connected with establishing and finalizing the borrowing arrangement. These costs include legal and accounting fees, printing costs, investment banker or registration fees, agency fees, and arrangement fees.

Commitment fees are amounts incurred by the Company for undrawn loan principal. For accounting treatment of these fees, an assessment is made to determine the probability the loan will be drawn down. If probable, these fees are capitalized along with the qualifying asset and are included as an indirect cost of CIP. If it is not probable the loan will be drawn, or the commitment expires without drawing on the loan, the fees are recognized as a non-operating expense.

Interest expense is a non-operating expense shown on the Consolidated Statements of Profit and Comprehensive Profit. It represents interest payable on any type of borrowings, except when the borrowing is directly attributable to the acquisitions, construction, or production of qualifying assets, in which case interest expense is capitalized under CIP. Interest expense is calculated as the effective interest rate times the outstanding principal amount of the debt times the number of days subject to the interest calculation.

Any premium or discount is recorded in a separate account. Discounts and premiums, if material, are amortized using the effective interest rate method. The amortization thereof is considered a non-operating cost for the current period, subject to potential capitalization, with the offsetting debit or credit to the premium or discount account in the liability section of the balance sheet.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

In situations when debt instruments are entered into to finance the acquisition, construction or production of a qualifying long-term asset (an asset that takes greater than twelve months to get ready for its intended use or sale), the attributable borrowing costs will be added to the cost of that asset until such time the asset is substantially ready for its intended use or sale.

Borrowings are classified as short-term unless the Company has an unconditional right to defer settlement of the liability, or a portion of the liability, for at least twelve months after the balance sheet date.

n)Current and deferred income taxes

Income tax expense or benefit for the reporting period includes current and deferred income taxes. Tax expense or benefit is recognized in the Consolidated Statements of Profit and Comprehensive Profit, except to the extent when it relates to items recognized directly in Equity in the Consolidated Statements of Financial Position. In such cases, associated income tax is recognized directly in Equity.

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the Consolidated Statements of Financial Position date in the countries where Company entities operate. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax basis of assets and liabilities and the respective carrying amounts in the Consolidated Statements of Financial Position. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted at the Consolidated Statements of Financial Position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. Incentive tax credits in Turkey create deferred income tax assets as eligible spending occurs. Reviews of eligible spend for tax credits by local tax authorities occur periodically and can result in adjustments to the recognition of incentive tax credits in the future. The deferred tax asset creates a tax credit in the period earned and can be applied to current and future year income tax payments.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and joint arrangements, except for deferred income tax liabilities where the timing of the reversals of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

o)Share-based payments

The fair value of restricted share units or other share-based payments under incentive programs is measured at grant date and amortized over the period during which the employee becomes unconditionally entitled to the equity-based instrument (i.e. their vesting period). Amounts amortized are expensed or, to the extent appropriate, are capitalized as the cost of constructing long-term assets. Total value is determined by reference to the fair value of the instrument granted, excluding the impact of any non-market service and performance vesting conditions. The unvested units that are cash-settled are subject to mark‐to‐market adjustments based on the share price at the end of the period and assumptions related to performance measures. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to vest.

The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. At each reporting date, the entity revises its estimates of the number of instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the Consolidated Statements of Profit and Comprehensive Profit though profit and loss, or in the Consolidated Statements of Changes in Equity through reserves, as appropriate for amounts capitalized as a cost of constructing long-term assets. The proceeds received, if any, net of any directly attributable transaction costs, are credited to share capital when the instruments are exercised or otherwise redeemed.

p)Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

An asset retirement obligation to incur decommissioning and reclamation costs generally occurs when an environmental disturbance is caused by exploration, evaluation, development or ongoing production. Costs are estimated on the basis of a formal closure plan and are subject to periodic review.

Decommissioning and site reclamation costs arising from the installation of plant and other site preparation work, discounted to present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged through depreciation and/or depletion of the asset and unwinding of the discount on the provision is recognized in Finance costs (income) in the Consolidated Statements of Profit and Comprehensive Profit.

q)Revenue recognition

Gold bullion is sold primarily on the Istanbul Gold Exchange. Under legislation commenced in Turkey in 2018, the Central Bank of the Republic of Turkey has the first right of refusal for all gold produced by

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

mining operations in Turkey. The Company recognizes revenue from the sale of gold bullion when control has transferred to the customer. This is generally at the point in time when physical delivery has occurred, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the gold bullion; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold bullion. Delivery of the gold bullion is required before this point and is therefore not accounted for as a separate performance obligation.

The sales price is fixed based on the gold spot price determined in U.S. dollars on the date of delivery. Payment of the transaction price is required concurrently with the delivery of the gold bullion; therefore, no element of financing is deemed present.

r)Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the net profit or loss attributable to common shareholders, and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise any convertible arrangements, including restricted stock unit share-based compensation granted to employees.

6.Financial risk management
Alacer’s activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate risk, currency risk, and commodity price risk) and capital risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by the corporate finance function under policies approved by the BOD. The Corporate finance function reviews risks related to the business on an ongoing basis and takes appropriate action including, but not limited to, engaging in hedging strategies, when deemed necessary, in close coordination with Alacer’s subsidiaries. The BOD provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity.

Alacer’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)Credit risk

Cash and cash equivalents, restricted cash, and receivable balances are subject to credit risk. Such credit risk is managed by diversifying cash and cash equivalents, restricted cash and receivable holdings among various financial institutions and by investing those holdings in diverse investment types including short-term investment grade securities and money market fund holdings, including bankers’ acceptances, guaranteed investment contracts, corporate commercial paper, and United States treasury bills and notes in accordance with the Company’s investment policy. Investment objectives are primarily directed towards preservation of capital and liquidity. The investment policy provides limitations on

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

concentrations of credit risk, credit quality, and the duration of investments, as well as minimum rating requirements for banks and financial institutions that hold the Company’s cash and cash equivalents and restricted cash.

The Company’s receivable balances consist predominately of value-added tax (VAT) recoverable claims with government entities in the country of Turkey. VAT is usually recovered in 90 to 120 days and can be netted with payroll withholding taxes and other taxes payable in the same tax jurisdiction. The Company is exposed to credit risk to the extent these amounts are not received. As at December 31, 2019, Turkish value-added tax receivables totaled $13.5 million ($17.3 million as of December 31, 2018).

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the Consolidated Statements of Financial Position. The Company’s most significant financial assets are cash and cash equivalents and restricted cash, which totaled $194.8 million and $30.8 million, respectively as of December 31, 2019 ($104.8m and $0.0m in cash and cash equivalents and restricted cash, respectively, as of December 31, 2018) for which the credit risk is deemed low. Management monitors its exposure to credit risk on a continual basis.

b)Liquidity risk

Alacer’s approach to managing liquidity risk is to provide reasonable assurance that sufficient cash and cash equivalents are available to meet short and long-term operating and development plans and to finance facility obligations, and other contractual obligations when due. Historically, the Company has used cash flow from operations and existing bank credit facilities as the primary sources of liquidity. The Company’s ability to settle other long-term liabilities when due is dependent upon future liquidity from positive cash flows from operations or from other capital sources.

The table below details the Company’s trade and other payables, current income tax liabilities, borrowings, lease liabilities, and other long-term liabilities into relevant payment maturity groupings based on the remaining periods at the Consolidated Statements of Financial Position date to the contractual maturity date. The amounts disclosed in the table in the relevant maturity grouping and the total estimated payments are the undiscounted cash flow obligations and include payments for both principal and interest for borrowings and lease payments due to lessors. Expected future interest payments on borrowings and payments for liabilities related to interest rate swap contracts have been projected based on assumptions as of December 31, 2019 around the LIBOR forward rates. Thus, future actual payments may differ from those estimated in these financial statements based on that factor.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

($ 000's)	Less than 6 months	6 months to 1 year	1 year to 2 years	2 years to 5 years	More than 5 years	Total Contractual Cash Flows
Balance at December 31, 2019
Trade and other payables	$66,065	$—	$—	$—	$—	$66,065
Current income tax liabilities	1,096	—	—	—	—	1,096
Borrowings	42,274	41,135	79,394	148,186	—	310,989
Lease liabilities	4,821	4,858	9,772	28,986	150,545	198,982
Other long-term liabilities	—	—	5,545	2,311	7,962	15,818
Total	$114,256	$45,993	$94,711	$179,483	$158,507	$592,950
Balance at December 31, 2018
Trade and other payables	$51,441	$—	$—	$—	$—	$51,441
Current income tax liabilities	—	—	—	—	—	—
Borrowings	44,250	44,250	83,409	227,580	—	399,489
Lease liabilities	—	—	—	—	—	—
Other long-term liabilities	—	—	1,944	1,088	3,849	6,881
Total	$95,691	$44,250	$85,353	$228,668	$3,849	$457,811

The Company adopted IFRS 16 Leases on January 1, 2019 and comparatives for the 2018 reporting period were not restated as permitted under the specific transition provisions in the standard and therefore there are no comparable lease liability payments for the period ended December 31, 2018.
The table above does not include commitments discussed in Note 30.

c)Market risk

a.Interest rate risk
Interest rate risk is generally associated with variable rate financial instruments and available market interest rates at the time financial instruments are acquired. Alacer holds a portion of cash and cash equivalents and restricted cash in bank accounts that earn variable interest rates. Other financial assets and liabilities, other than borrowings, in the form of receivables and other assets, trade and other payables, and other long-term liabilities are non-interest bearing. Borrowings have a variable interest rate based on LIBOR plus 3.50% to 3.70%. Future net cash flows from interest income on cash and cash equivalents, restricted cash, and interest expense on variable rate borrowings will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy for short-term investments, cash and cash equivalents, and restricted cash. This policy focuses primarily on preservation of capital and liquidity. The Company manages interest rate risk on borrowings on an ongoing basis and takes appropriate action including, but not limited to, engaging in hedging strategies, when deemed necessary. In May 2018, the Company entered into an interest rate swap contract to limit exposure to the impact of LIBOR interest rate volatility on the

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Company’s borrowing related to the construction of the sulfide plant. The interest rate swaps program was originally applicable to approximately 80% of the borrowing related to the construction of the sulfide plant at an average fixed LIBOR rate of 2.86% for settlements through December 2021. In 2019, the Company recorded a realized loss of $0.9 million and a non-cash unrealized loss of $1.5 million on the interest rate swap contracts through December 31, 2019. Additional information regarding the effects of the interest rate swap contracts can be found in Note 22.

As at December 31, 2019, Management estimates that if interest rates had increased or decreased on the Company’s borrowing by 1.0% (i.e. 100 basis points), assuming all other variables remained constant and assuming no effect from the interest rate swap contracts, the impact to both interest expense and pre-tax profit would have been an increase or decrease of approximately $3.3 million (2018 - $3.3 million).

b.Currency risk
The Company’s functional currencies are the U.S. dollar. Alacer is affected by currency transaction risk and currency translation risk predominately with the Turkish Lira but also with other currencies. Consequently, fluctuations of the U.S. dollar primarily in relation to the Turkish Lira impact the fair value of financial assets and liabilities and financial results of the Company. Alacer manages currency risk on an ongoing basis and takes appropriate action including, but not limited to, engaging in hedging strategies, when deemed necessary.

Certain short-term financial liabilities are denominated in other currencies, predominately the Turkish Lira. To reduce exposure to currency transaction risk, the Company maintains cash and cash equivalents in each of these currencies to meet estimated expenditure and short-term liquidity requirements. Other assets and liabilities subject to currency translation risk primarily include non-U.S. dollar cash and cash equivalents, receivables, deferred tax assets, taxes and royalties payable.
As at December 31, 2019, Management estimates that if foreign exchange rates had weakened 10% against the U.S. dollar, assuming all other variables remained constant, pre-tax profit would have decreased $8.9 million (2018 - $5.9 million), and a strengthening of 10% in foreign exchange rates, assuming all other variables remained constant, would have increased pre-tax profit by $10.8 million (2018 - $7.3 million). This is mainly a result of foreign exchange gains or losses on translation of Turkish Lira denominated cash and cash equivalents, receivables, deferred tax assets and payables.
c.Commodity price risk
The market price of gold is a significant driver of the ability to generate free cash flow. Alacer sells gold produced at prevailing market rates. Future declines in commodity prices may impact the valuation of long-lived assets, and fluctuations in commodity pricing may impact cash flows and profitability. The Company manages commodity price risk on an ongoing basis and takes appropriate action including, but not limited to, engaging in hedging strategies, when deemed necessary. As of December 31, 2019, Management estimates that if gold prices had increased or decreased by 10% for the full year, assuming all other variables remained constant and including the effects of the Company’s declaration of commercial production on revenue, the impact to gold sales would have

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

been an approximately $47.0 million (2018 - $21.2 million) increase or decrease to the free cash flows.

d)Capital risk management

Alacer’s objectives when managing capital (including borrowings, if any, and share capital) are to:
•Ensure the Company has sufficient cash available to support the continuing mining, development, exploration and other areas of the business;
•Ensure the Company has sufficient capital and capacity to support its long-term growth strategy;
•Provide investors with an appropriate rate of return in context of a balanced risk profile;
•Ensure compliance with borrowing covenant ratios, if applicable; and
•Minimize counterparty credit risk.

Alacer adjusts its capital structure based on changes in business results, economic conditions, and the Company's strategy. Alacer, upon BOD approval, has the ability to adjust its capital structure by issuing new equity, issuing new debt and by selling or acquiring assets. Within the context of its strategy, Alacer can also control how much capital is returned to shareholders through dividends and share buybacks. The Company monitors capital using a ratio of “net debt” to total equity. Net debt is calculated as the sum of short and long-term borrowings, adding back the short and long-term portions of discounted finance facility costs, and subtracting cash and cash equivalents, restricted cash, and attributable cash held by investments accounted for using the equity method. The Company has provided the definition of “net debt” because it is relevant to understand how it manages capital risk and the term is not defined in IFRS Standards.
Alacer has provided the reconciliations for total borrowings as presented in the financial statements to Net Debt as well as the Company’s net debt-to-equity ratios for the years ended December 31 below:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2019	2018

Borrowings, short-term	$68,150	$68,155
Borrowings, long-term	204,515	272,665
Total borrowings	$272,665	$340,820
Add back:
Short-term portion of Discounted Finance Facility Costs	$1,850	$1,845
Long-term portion of Discounted Finance Facility Costs	5,485	7,335
Borrowing, excluding Discounted Finance Facility Costs	$280,000	$350,000

Cash and cash equivalents	$194,770	$104,798
Restricted cash	30,834	—
Attributable cash held by joint ventures accounted for using the equity method	7,598	309
Total	$233,202	$105,107
Net Debt	$46,798	$244,893

Total equity	$1,092,083	$935,104

Net debt-to-equity ratio:	4%	26%

Management does not consider newly recognized lease liabilities as a result of adoption of IFRS 16 Leases as debt.
7.Critical accounting estimates and judgments
Many of the amounts included in the Consolidated Statements of Financial Position require Management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on Management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the Consolidated Statements of Financial Position. Information about such judgments and estimates is contained in the accounting policies within these Notes to the financial statements and the critical areas are summarized below.

Judgments and estimates:

i)Mineral reserve and resource estimates
Amounts estimated for reserves and resources are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

resources based on information compiled by appropriately qualified persons, as also defined by NI 43-101. The information relating to the geological data on the size, depth, and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, gold and other commodity prices, future capital requirements and production costs along with geological assumptions, and judgments made in estimating the size and grade of the orebody. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment; reclamation and remediation obligations; recognition of deferred tax amounts; and depreciation, depletion and amortization.

ii)Depreciation, depletion and amortization
Plant assets and other facilities used directly in mining activities are depreciated on a straight-line basis or using the UOP method over a period not to exceed the estimated life of the orebody based on ounces produced from proven and probable reserves. Mobile and other equipment, plant assets and other facilities used directly in processing activities, and right-of-use lease assets are depreciated or amortized, net of residual value (if applicable), on a UOP or straight-line basis, over the useful lives of the equipment and the respective right -of -use assets but do not exceed the related estimated life of the mine based on ounces produced from proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining, and differences in gold price used in the estimation of mineral reserves. Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iii)Inventories
The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumption of the amount of gold stacked that is expected to be recovered from the leach pads, and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, Alacer may be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. In the event of a write-down, the impairment will be reviewed for possible reversal at the end of each reporting period.

iv)Mine restoration provision estimates
The Company’s calculation of rehabilitation and closure provisions (and corresponding capitalized closure cost assets, if necessary) relies on estimates of costs required to rehabilitate and restore disturbed land and dismantle and remove plant assets and equipment for appropriate post-operations’ condition. Key assumptions are reviewed regularly and adjusted to reflect current assumptions used to calculate these estimates. Significant judgment is required in determining the provision for mine closure and rehabilitation as there are many transactions and other factors that will affect the ultimate costs required to rehabilitate the mine site. Factors that will affect this

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

liability include future development and operating activity, changes in technology, price, and inflation rate and discount rate changes.

v)Income taxes and recovery of deferred income tax assets
The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain including, but not limited to, eligibility of qualified expenditure for incentive tax credits at Çöpler. Alacer recognizes tax-related assets and liabilities based on the Company’s current understanding of tax laws as applied to the Company’s circumstances as well on schedules of future taxable income which demonstrate that it is probable that taxable profit will be available against which deferred tax assets and other deductible temporary differences can be utilized. Where the final tax outcome of these matters is different from what was initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

A review was undertaken in Q4 2019 of qualified eligible spend incurred for incentive tax credits on the Sulfide Project for the years 2014 to 2019. For more information, see Note 10.

vi)Recoverability of long-lived assets
The Company reviews and evaluates long-term non-financial assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. This assessment is done at the cash generating unit level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. An impairment is considered to exist if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. Future cash flows are estimated based on expected future production, gold and other commodity prices, operating costs and capital costs. Changes in any of the assumptions or estimates used in determining the fair value of assets could impact the impairment analysis.

vii)Share-based payments - restricted share units
The Company’s restricted share unit plan documents allow for both cash and equity settlement. The method of settlement of restricted share units is determined based upon a recommendation of the Compensation Committee which must then be approved by the BOD. At the time of grant, Management makes an assumption and estimate of whether a particular grant will be cash or equity settled which then determines the relevant accounting treatment. Management makes the determination based on the known information available at the time of grant and reviews the assumptions and estimates regularly and adjusts the accounting for share-based payments as necessary to reflect the current assumptions and estimates. Changes in the assumptions or estimates on whether a particular restricted stock unit grant would be settled in cash or equity would affect the reported amount of the share-based employee compensation costs on the Company’s Consolidated Statements of Profit and Comprehensive Profit, the other long-term liabilities on the Company’s Consolidated Statements of Financial Position, and the reserves and deficit as shown on the Company’s Consolidated Statements of Changes in Equity.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The BOD elected to satisfy the Company’s settlement obligation in cash for the latest RSU vesting dated December 13, 2019. For more information, see Note 26b.
viii)Leases
The Company’s calculation of lease liabilities includes evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets covered under leases, as well as determining the lease term, when the lease contains an extension option, and assessing if the Company was reasonably certain that it would exercise the extension option. Changes in the assumptions or estimates used in determining discount rates or lease terms would affect the present value of the lease liabilities shown on the Consolidated Statements of Financial Position as well as the associated value of the right-of-use lease assets.

ix)Timing of commercial production
The Company determined that the sulfide plant met the criteria required for the declaration of commercial production effective May 31, 2019. Judgment was applied to ascertain the point in time when the sulfide plant was capable of operating in the manner intended by Management. Production through put rates, plant utilization, and gold recoveries, amongst other criteria, were all utilized in determining the appropriate timing of the declaration. Changes in the assumptions or estimates regarding timing of commercial production would have material impacts on the amount of revenue, production costs, and depreciation recorded in the Consolidated Statements of Profit and Comprehensive Profit and the carrying value of mineral properties and equipment shown on the Consolidated Statements of Financial Position.

8.Other loss
The following table summarizes activity for the years ended December 31:

	For the year ended
	December 31,	December 31,
	2019	2018

Unrealized (gain) loss on financial instruments (Note 22)	$1,540	$(2,186)
Realized loss on financial instruments (Note 22)	938	4,975
Impairment on Gediktepe	17,222	—
Write-down of property, plant and equipment assets	(6)	2
Other	1,074	(215)
Total other loss	$20,768	$2,576

The impairment loss on Gediktepe relates in full to the divestment of the Company’s 50% interest in the Gediktepe Project joint venture. As a result of the announcement in July 2019 of the divestment of the Alacer’s 50% non-operating interest in the Gediktepe Project to its joint venture partner, Lidya Mining, the Company considered the measurement and accounting impacts on its investments accounted for using the equity method, specifically the Polimetal Madencilik Sanayi Ticaret Anonim Şirketi joint venture, which

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

owned the Company’s 50% interest in the Gediktepe Project joint venture. The Company measured the investments accounted for using the equity method at the lower of it’s carrying amount and fair value less costs to sell and recognized the impact of the re-measurement in the financial statements with the impairment of $17.2 million to the recoverable amount. This measurement was based on the consideration for the divestment as agreed with Lidya Mining of which the recoverable amount was nominal given the consideration is dependent on future development of the project and receipt of this consideration was not deemed probable as of the reporting date of the financial statements.

The Company assesses, at each reporting date, whether there is any indication that an impairment loss for an asset, other than goodwill, either no longer exists or has decreased, and, if so, a new estimate of recoverable amount is made which could lead to an impairment reversal.

The Gediktepe Project is located in the Balikesir Province south of Istanbul in the country of Turkey. The Gediktepe deposit is a polymetallic orebody containing gold, silver, copper, and zinc. The gold is contained in both oxide and sulfide ore.

As consideration for the sale of its 50% equity interest, upon development of the Gediktepe Project in the future, Alacer will receive:

•10% Net Smelter Return (“NSR”) on all oxide ore production
•2% NSR on all sulfide ore production
•Cash consideration of $10 million as various development and production milestones are met

The transaction closed on January 3, 2020.

The Gediktepe Project joint venture is contained within the Turkish business unit segment in Note 31.

9.Finance costs (income) - net
The following table summarizes the activity for the years ended December 31:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

	For the year ended
	December 31,	December 31,
	2019	2018

Finance (income)
Interest (income) from financial assets held for cash management	$(3,330)	$(2,171)
Total finance (income)	$(3,330)	$(2,171)

Finance costs
Borrowing costs	19,725	19,073
Amortization of the discount on ARO liabilities	964	(3,863)
Amortization of the discount on lease liabilities	7,232	—
Total finance costs	$27,921	$15,210
Less: amount capitalized	$(8,664)	$(19,073)
Finance costs - expensed	$19,257	$(3,863)
Net finance costs	$15,927	$(6,034)

Finance income is earned on the Company’s cash and money market funds, including restricted cash balances, which are deposited at banks and financial institutions. Borrowing costs are related to the finance facility described in Note 21. All borrowing costs on or after June 1, 2019 are no longer capitalized and are instead recognized in the Consolidated Statements of Profit and Comprehensive Profit. Capitalized interest relates to borrowing costs incurred before June 1, 2019, which was the period before the Company’s declaration of commercial production of the sulfide plant. Finance costs related to lease and asset retirement obligation liabilities both represent amortization of the discount expense calculated using the effective interest method.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.Income tax expense (benefit)
a)Income tax expense - The following table summarizes activity for the years ended December 31:

	For the year ended
	December 31,	December 31,
	2019	2018
Income tax expense:
Current income tax expense	$6,496	$5,536
Deferred income tax expense (benefit)	(39,868)	(20,967)
Income tax expense	$(33,372)	$(15,431)

The Company receives incentive tax credits for qualifying expenditures at Çöpler. Application of these tax credits reduces income tax expense in the current period and offsets current and future cash tax payments. Reviews of eligible spend for tax credits by local tax authorities occur periodically and can result in adjustments to the recognition of incentive tax credits in the future.

A review was undertaken in Q4 2019 of qualified eligible spend incurred on the Sulfide Project for the years 2014 to 2019. The review concluded that the qualified eligible spend on the Sulfide Project was approximately 93% eligible for incentive tax credits compared to the Company’s prior assumption of 70% eligibility applied during the construction of the plant. The review also included consideration of whether the additional tax benefit that would accrue to Alacer from recognition of additional incentive tax credits would actually be realized based upon a forecast of future taxable income of the Company. The review indicated that Alacer’s realization of this additional tax benefit is considered highly probable. As a result of this review, the Company recognized an approximate $57.5 million income tax benefit in Q4 2019 for additional incentive tax credits for the period of the review in the Consolidated Statements of Profit and Comprehensive Profit and an equal amount of additional deferred tax assets on the Consolidated Statements of Financial Position.

b)Reconciliation of income tax expense - The following table summarizes the difference between income tax expense at the Canadian statutory rate of 27% for 2019 (27% - 2018) and actual income tax expense for the years ended December 31:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

	2019	2018
Net profit before income tax for the year	$124,338	$9,132
Income tax expense at Canadian statutory rate	33,571	2,466
Effect of difference in foreign tax rates	(8,618)	(1,349)
Incentive tax credits	(89,436)	(60,889)
Unrecognized income tax assets, net	3,274	2,751
Foreign currency valuations	15,388	40,160
Other	12,449	1,430
Income tax (benefit)	$(33,372)	$(15,431)

c)Significant components of deferred tax assets and liabilities

	Consolidated statements of financial position on
	December 31,	December 31,
	2019	2018
Deferred income tax assets:
Incentive tax credits recognized	$196,172	$155,209
Deferred income tax (liabilities)	(78,920)	(60,076)
Deferred income tax asset	$117,252	$95,133

Tax attributes not recognized:
Loss carry-forwards	$156,129	$138,708
Capital loss carry-forwards	$914,578	$903,884

Deferred income tax assets are recognized for incentive tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable. The deferred tax liability is comprised of temporary differences. In 2019 and 2018, the deferred tax liability was primarily impacted by the revaluation of non-monetary assets due to foreign exchange. Alacer applies the liability method to recognize deferred income tax expense on temporary differences between the tax basis of assets and their carrying amounts in the financial statements.

The Company did not recognize deferred income tax assets in 2019 of $163.9 million (2018: $158.2 million) in respect of losses amounting to $156.1 million (2018: $138.7 million) that can be carried forward against future taxable income, and in respect of capital losses amounting to $914.6 million (equivalent to $1.2 billion Canadian Dollars). Canadian operating losses total $127.5 million and can be carried forward 20 years. U.S. losses total $26.4 million and can be carried forward 20 years. Luxembourg losses total $2.0 million and can be carried forward indefinitely if incurred before January 1, 2017 ($1.8 million), and losses can be carried forward 17 years thereafter ($0.2 million). Turkish losses total $0.2 million and can be carried forward 5 years.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred income tax liabilities of $76.7 million (2018: $64.4 million) have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings totaled $767.5 million at December 31, 2019 (2018: $644.3 million).

11.Profit per share
Basic profit per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted profit per share is calculated using the “if-converted method” in assessing the dilution impact of convertible instruments until maturity. The if-converted method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive.

The following table summarizes activity for the years ended December 31:

	For the year ended
	December 31,	December 31,
	2019	2018

Net profit and comprehensive profit attributable to owners of the Company	$116,292	$15,118
Weighted average number of shares outstanding – basic	294,656,399	293,813,654
Weighted average number of shares outstanding – diluted	298,090,600	296,712,170

Total net profit per share of owners of the Company – basic	$0.39	$0.05
Total net profit per share of owners of the Company – diluted	$0.39	$0.05

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

12.Net change in non-cash working capital
The following table summarizes activity, excluding cash and cash equivalents transactions, for the years ended December 31:

	For the year ended
	December 31,	December 31,
	2019	2018
Changes in non-cash working capital accounts:
Trade and other payables	$14,624	$(7,192)
Receivables and other	5,596	(2,487)
Inventories	(38,738)	(18,191)
Current income tax liabilities	1,096	(1,432)
Subtotal of non-cash working capital accounts	$(17,422)	$(29,302)
Adjustments for amounts:
Included on separate line within Operating Activities:
Non-cash change related to short-term hedging activity	(1,435)	2,956
DD&A in short-term inventory	3,034	14,301
Change in short-term share based comp. liability	(7,537)	553
Unrealized foreign exchange impacts	(1,995)	(2,877)
Change in tax liability accruals	(3,718)	(5,537)
Non-cash related to A/R in connection to Gediktepe impairment	(309)	—
Included within Investing Activities:
Trade and other payables related to capitalized projects	7,126	14,888
Receivables and other related to capitalized projects	(104)	3,519
Inventory related to sulfide stockpile	13,882	20,562
Write-off of deferred rent related to IFRS 16 implementation	139	—
Included within Financing Activities:
Interest paid shown as financing activity	9,404	—
Net change in non-cash working capital	$1,065	$19,063

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.Financial instruments
The table below shows those assets and liabilities that the Company has identified as financial assets and financial liabilities to be measured at fair value through the Consolidated Statements of Profit or amortized costs under IFRS 9 Financial Instruments. The Company currently has no financial assets and financial liabilities to be measured at fair value through the Consolidated Statement of Comprehensive Profit.

		December 31,	December 31,
	Note	2019	2018
Financial assets
Financial assets at amortized cost
Receivables and other assets	16	$19,388	$24,984
Financial assets at fair value through profit and loss (FVTPL)
Cash and cash equivalents	14	$194,770	$104,798
Restricted cash	15	$30,834	$—

Financial liabilities
Financial liabilities at amortized cost
Trade and other payables, excluding swap contract obligations	20	$64,296	$51,106
Borrowings, short-term	21	$68,150	$68,155
Borrowings, long-term	21	$204,515	$272,665
Financial liabilities at fair value through profit and loss (FVTPL)
Current interest rate swap contract obligations	20, 22	$1,769	$335
Other long-term liabilities - share based compensation	25	$12,463	$3,845
Other long-term liabilities - non-current interest rate swap contract obligations	22, 25	$876	$770

IFRS requires disclosure about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The following are the three levels of the fair value hierarchy:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability
•Level 3 – Inputs that are not based on observable market data

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table shows the Company’s financial assets and liabilities carried at fair value by valuation method for the years ended December 31:

	December 31, 2019
Fair Value Hierarchy	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$194,770	$—	$—	$194,770
Restricted cash	30,834	—	—	30,834
Interest rate swap and forward sales contracts - current	—	(1,769)	—	(1,769)
Interest rate swap and forward sales contracts - non-current	—	(876)	—	(876)
Other long-term liabilities - share based compensation	(12,463)	—	—	(12,463)
	$213,141	$(2,645)	$—	$210,496

	December 31, 2018
Fair Value Hierarchy	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$104,798	$—	$—	$104,798
Restricted cash	—	—	—	—
Interest rate swap and forward sales contracts - current	—	(335)	—	(335)
Interest rate swap and forward sales contracts - non-current	—	(770)	—	(770)
Other long-term liabilities - share based compensation	(3,845)	—	—	(3,845)
	$100,953	$(1,105)	$—	$99,848

The Company has some financial instruments which are not measured at fair value in the Consolidated Statement of Financial Position. For the majority of these instruments, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following financial instrument related to the finance facility described in Note 21 at December 31, 2019:

Liabilities	Fair Value	Carrying Value
Borrowings	292,998	272,665

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

14.Cash and cash equivalents

	December 31,	December 31,
	2019	2018
Cash at banks and on hand	$171,004	$53,132
Money market funds and other	23,766	51,666
	$194,770	$104,798

Cash and money market funds are deposited at banks and financial institutions and earn variable interest based on market rates. They do not include restricted cash, which is shown in Note 15. The carrying values of cash and cash equivalents and money market funds approximate their fair values as the balances earn interest at current market rates.

15.Restricted cash

	December 31,	December 31,
	2019	2018
Restricted cash	$30,834	$—

Restricted cash is deposited at banks and financial institutions and represents both a debt service reserve account and a reclamation reserve account required as part of the finance facility described in Note 21. The restricted cash is expected to be in place over the duration of the term of the finance facility. Restricted cash is not available for use within one year. There was no requirement to fund a debt service reserve account in 2018. The carrying value of restricted cash approximates its fair value as the balance earns interest at current market rates.

16.Receivables and other assets

	December 31,	December 31,
	2019	2018
Consumption taxes recoverable (VAT)	13,475	17,322
Non-trade receivables	2,635	6,059
Prepaid expenses and advances	2,769	1,578
Other current assets	509	25
	$19,388	$24,984

The Company’s receivable balances consist predominately of value-added tax (VAT) recoverable claims with government entities in the country of Turkey. VAT is usually recovered in 90 to 120 days and can be netted with payroll withholding taxes and other taxes payable in the same tax jurisdiction. Prepaid expenses and advances primarily include annual insurance premiums paid in advance. Receivables and other assets are recognized initially at the amount of consideration that is unconditional. The Company holds the receivables

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

and other assets with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost. The carrying value of receivables and other assets approximates their fair values due to the short-term nature of their duration.

17.Inventories

	December 31,	December 31,
	2019	2018
Work-in-process	$59,935	$51,948
Finished goods	4,941	4,991
Oxide ore stockpiles	576	1,823
Sulfide ore stockpiles	19,209	10,584
Supplies and reagents	40,775	17,352
	$125,436	$86,698

Work-in-process inventories represent materials that are currently in the process of being actively converted into saleable product. This primarily includes cash operating costs and depreciation related to both oxide ore placed on the heap leach pad for processing and ore in-circuit within the sulfide plant.

The Company’s sulfide ore stockpiles are classified as short-term if expected to be consumed in the next twelve months. Otherwise, sulfide ore stockpiles are classified as long-term and listed under Other long-term assets in Note 19.

Supplies and reagents are materials, spare parts and consumables used when processing ore from both the oxide and sulfide plants to produce doré.

Finished goods inventory includes doré produced from both oxide and sulfide work-in-process inventory and gold bullion.

There were no write-downs of inventory to net realizable value. As of December 31, 2019, a reserve for obsolescence of $1.9 million ($1.9 million - December 31, 2018) is included in the Supplies and reagents balance.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

18.Mineral properties and equipment, net

	Mineral properties[1]	Mining plant and equipment	Construction-in-progress[2]	Right-of-use lease assets	Non-producing properties[2]	Total

Balance at January 1, 2018	$71,952	$46,621	$469,727	$—	$149,902	$738,202
Additions	—	—	250,038	—	—	250,038
Transfers	11,047	1,162	(12,209)	—	—	—
Disposals	(23)	(4)	—	—	—	(27)
Rehabilitation provision	(10,199)	—	—	—	—	(10,199)
Depreciation, depletion	(13,970)	(11,763)	—	—	—	(25,733)
Balance at December 31, 2018	$58,807	$36,016	$707,556	$—	$149,902	$952,281
Additions	—	—	43,671	105,189	—	148,860
Transfers	35,110	851,357	(736,565)	—	(149,902)	—
Disposals / Refunds	—	(36)	—	—	—	(36)
Rehabilitation provision	626	—	—	—	—	626
Depreciation, depletion	(17,317)	(50,931)	—	(7,712)	—	(75,960)
Balance at December 31, 2019	$77,226	$836,406	$14,662	$97,477	$—	$1,025,771

1Mineral properties represent assets subject to depreciation including production stage properties, capitalized prefeasibility costs related to the Sulfide Project, capitalized mine development costs related to current production, capitalized pre-production stripping, intangible assets, and closure assets related to asset retirement obligations.
2CIP and Non-producing properties are not subject to depreciation. Prior to June 1, 2019, CIP and non-producing properties primarily included amounts capitalized related to the Sulfide Project. CIP primarily included Sulfide Project costs incurred following construction approval while non-producing properties included Sulfide Project costs incurred prior to construction approval but for which there was a high degree of confidence of future economic benefits. As of May 31, 2019 the Company declared commercial production of the sulfide plant and accordingly reclassified Sulfide Project costs from CIP and Non-producing properties to Mining plant and equipment and Mineral properties.

As discussed in Note 3a, upon adoption of IFRS 16 Leases, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rates as of January 1, 2019. Right-of-use assets related to leases were measured at an amount equal to the lease liability on January 1, 2019, adjusted for a $139 deferred rent liability related to real estate property leases as of January 1, 2019. Those right-of-use assets are now included in Mineral properties and equipment as shown in the table above.

As discussed in Note 4, gold sales proceeds (in 2019, 63,514 gold ounces were sold and $82.3 million cash proceeds received; and in 2018, 19,063 gold ounces were sold and $24.1 million cash proceeds received) from the sulfide plant and operating costs related to those gold sales and interest expense were included in CIP within the Mineral Properties and Equipment asset in the Consolidated Statements of Financial Position during the period prior to the plant achieving commercial production up to and including May 31, 2019.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

19.Other long-term assets

	December 31,	December 31,
	2019	2018

Long-term sulfide ore stockpiles	$55,368	$74,500
Long-term advances and deposits	686	1,101
	$56,054	$75,601

Long-term sulfide ore stockpiles represent sulfide ore that has been extracted from the mine and is not expected to be further processed within the next twelve months. The Company’s current sulfide ore stockpile inventories that are expected to be consumed in the next twelve months are classified as current assets (Note 17). Long-term advances and deposits include deposits for operating licenses.

20.Trade and other payables

	December 31,	December 31,
	2019	2018
Trade payables	$28,840	$30,309
Accruals	26,562	18,677
Interest rate swap contracts obligation (Note 22)	1,769	335
Withholding taxes	534	516
Royalties payable	8,360	1,604
	$66,065	$51,441

Trade payables include the Company’s obligations to suppliers of goods or services acquired on trade credit. This represents invoices received but not yet paid for, goods delivered, or services already consumed by the Company and usually settled within a month. Trade payables have contractual maturity dates of less than six months. Accruals include estimated amounts for goods or services received but not yet invoiced by the supplier, as well as obligations that build up throughout the year and settled once annually, such as short-term incentive compensation payments.

Discretionary hedging to fix the LIBOR interest rate exposure on approximately 80% of the original finance facility borrowing via interest rate swap contracts is currently implemented. The short-term liability related to the interest rate swap contracts is shown above and is more fully discussed in Note 22.

Trade and other payables are measured at amortized cost, except for interest rate swap contracts which are measured at fair value. Due to the short-term nature of trade and other payables, excluding interest rate swap contracts, their carrying amount is considered to be the same as their fair value.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

21.Borrowings
The Company has a finance facility with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.). The finance facility has interest rates of LIBOR, which is floating, plus a fixed interest rate margin depending on the tranche. Additionally, it has no mandatory hedging requirements, no pre-payment penalties, and final repayment is scheduled in Q4 2023. While no mandatory hedging is required, discretionary hedging to fix the LIBOR rate was implemented in 2018 as discussed in Note 22.

On August 1, 2019, the Company announced that the sulfide plant had successfully passed the lenders’ completion test. As a result, the fixed interest rate margin on the finance facility reduced by 25 basis points to a range of 3.50% - 3.70%. In addition, key amendments to the finance facility were agreed including removal of mandatory cash sweeps and a reduction in the required amounts of restricted cash. Restricted cash accounts must be maintained over the term of the finance facility and are shown in Note 15.

The financing fees incurred to establish and finalize the financing facility (including syndicate bank fees, legal and accounting fees, investment and registration fees, and other agency fees) are accounted for as a discount to the loan principal and amortized over the life of the loan. All related interest expense through May 31, 2019 was capitalized in CIP, since the borrowing was directly attributable to funding the Sulfide Project construction. Capitalized interest amounted to approximately $8.6 million at December 31, 2019 ($18.3 million at December 31, 2018). As indicated in Note 9, all interest expense incurred related to the finance facility on or after June 1, 2019 is no longer capitalized and is instead recognized in the Consolidated Statements of Profit and Comprehensive Profit. As of December 31, 2019, the Company is in compliance with all aspects of the finance facility.

The following table is a summary of the carrying amounts of the Company’s borrowings that are recognized in the Consolidated Statements of Financial Position as of:

	December 31,	December 31,
	2019	2018

Short-term portion of the Finance Facility	$70,000	$70,000
Short-term portion of Discounted Finance Facility Costs	(1,850)	(1,845)
Long-term portion of the Finance Facility	210,000	280,000
Long-term portion of Discounted Finance Facility Costs	(5,485)	(7,335)
	$272,665	$340,820

The first repayment of principal for the finance facility occurred in March 2019 with final principal repayment on or before December 21, 2023. The repayment schedule is a flat 5% paid quarterly.

The borrowing is measured at amortized cost using a nominal value method, net of finance facility costs, at each reporting date on the Consolidated Statements of Financial Position. The nominal value method is used

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

to measure the Company’s carrying value of borrowings per IFRS 9 Financial Instruments as a floating interest rate exists on the borrowing facility.

The table below analyzes the Company’s borrowings into relevant maturity groupings based on the remaining period at the Consolidated Statements of Financial Position date to the contractual maturity date. The amounts shown in the table below are the contractual undiscounted cash flows which include payments for both principal and interest for borrowings.

Borrowings ($ 000's)	Less than 6 months	6 months to 1 year	1 year to 2 years	2 years to 5 years	More than five years	Total contractual cash flows	Carrying amount
Borrowings	42,274	41,135	79,394	148,186	—	310,989	272,665
Total contractual obligations	$42,274	$41,135	$79,394	$148,186	$—	$310,989	$272,665

The difference between the total contractual undiscounted cash flows and the carrying amount of the borrowing liability measured at amortized cost using a nominal value method are the expected interest payments between the respective Consolidated Statements of Financial Position reporting date and the borrowing maturity date. Expected future interest payments have been projected based on assumptions as of December 31, 2019 around the LIBOR forward rates. Thus, future actual interest payments may differ from those estimated in these financial statements based on that factor.

22.Financial Instruments
Interest Rate Swap Contracts

As indicated in Note 21, the Company has a finance facility with a syndicate of lenders. While no mandatory hedging is required, the Company may choose to hedge. Discretionary hedging to fix the LIBOR interest rate exposure on approximately 80% of the original finance facility borrowing via interest rate swap contracts is currently implemented.

In accordance with IFRS 9 Financial Instruments, the Company records the fair value of interest rate swap contracts at the end of the reporting period as an asset (in the money) or liability (out of the money). The fair value is calculated as the difference between a market-based price and the contracted price.

The fair and carrying value of the interest rate swap contract asset or liability is derived by the difference between the variable LIBOR interest forward rates as compared to a fixed interest rate of 2.86% on the hedged amounts for settlement between the respective Consolidated Statements of Financial Position reporting date and the interest rate swap contract settlement date. Unrealized gains/losses on the interest rate swap contracts have been projected based on assumptions as of December 31, 2019 around the LIBOR forward rates. Thus, future gains/losses may differ from those estimated in these financial statements.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table is a summary of the carrying amounts of the Company’s interest rate swap contracts that are recognized in the Consolidated Statements of Financial Position at:

	December 31,	December 31,
	2019	2018

Interest rate swap contracts - Short-term	1,769	335
Trade and other payables (Note 20)	$1,769	$335
Interest rate swap contracts - Long-term	876	770
Other long-term liabilities (Note 25)	$876	$770
Net liability	$2,645	$1,105

The change or unrealized losses in the 2019 carrying amount of the Company’s financial instruments, $1.5 million loss for the period ended December 31, 2019, relates only to the Company’s interest rate swap contracts. The $2.2 million unrealized gain for the period ended December 31, 2018 includes the gains (losses) related to gold forward sales contracts, foreign currency forward sales contracts, and interest rate swap contracts. These changes are recorded in Other loss in the Consolidated Statements of Profit and Comprehensive Profit and shown in Note 8.

Interest rate swap contracts are settled in cash during the settlement period. Realized gains/losses are also recorded in Other loss in the Consolidated Statements of Profit and Comprehensive Profit and shown in Note 8.

The following table is a summary of the interest rate swap program:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Quarter Ending	Hedged amount of debt (million $)	Hedged Rate	Forward Curve	(Loss) Gain (million $)

Q1 2020	200	2.86%	1.95%	(0.5)
Q2 2020	175	2.86%	1.76%	(0.5)
Q3 2020	150	2.86%	1.71%	(0.4)
Q4 2020	125	2.86%	1.65%	(0.4)
Q1 2021	100	2.86%	1.64%	(0.3)
Q2 2021	75	2.86%	1.58%	(0.2)
Q3 2021	50	2.86%	1.58%	(0.2)
Q4 2021	50	2.86%	1.58%	(0.2)
Weighted average rates of unsettled interest rate swap contracts		2.86%	1.73%
Total unrealized (loss) on unsettled interest rate swap contracts				(2.6)

Q3 2018	350	2.86%	2.33%	(0.5)
Q4 2018	350	2.86%	2.37%	(0.4)
Q1 2019	350	2.86%	2.82%	—
Q2 2019	275	2.86%	2.61%	(0.2)
Q3 2019	250	2.86%	2.34%	(0.3)
Q4 2019	225	2.86%	2.16%	(0.4)
Weighted average rates of unsettled interest rate swap contracts		2.86%	2.45%
Total unrealized (loss) on unsettled interest rate swap contracts				(1.9)

Program total for interest rate swap contracts		n/a	n/a	(4.5)

Gold forward sales contracts

There were no gold forward sales contracts in place in 2019. The Company fully settled its gold forward sales contracts in 2018. The following table is a summary of the program:

	Ounces	Average Fixed Price
Forward sales settled in 2016	53,777	$1,282
Forward sales settled in 2017	98,207	$1,280
Forward sales settled in 2018	72,799	$1,299
Gold Forward Sales Program Total	224,783	$1,287

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Gold forward sales contracts are settled in cash during the settlement period. Realized gains and losses are recorded as Other Loss in the Consolidated Statements of Profit and Comprehensive Profit (Note 8). At the end of 2018, the program was fully settled with a $3.4 million realized gain ($1.1 million realized gain in 2018).

Foreign currency forward sales contracts

There were no foreign currency forward sales contracts in place in 2019. The Company fully settled its foreign currency forward sales contracts in 2018. The following table is a summary of the program:

	TRY	Average FX rate
Forward sales settled in 2017	224,687,500	3.7
Forward sales settled in 2018	275,312,500	3.8
Foreign Currency Forward Sales Program Total	500,000,000	3.8

Foreign currency forward sales contracts are settled in cash during the settlement period. Realized gains and losses are recorded as Other Loss in the Consolidated Statements of Profit and Comprehensive Profit in Note 8. At the end of 2018, the program was fully settled with $4.8 million realized loss ($5.2 million realized loss in 2018).

23.Lease liabilities

December 31,
2019
Balance at inception (1/1/2019)	$105,009
Arising during the period	319
Lease payments	(9,447)
Amortization of discount	7,232
Balance, end of period	$103,113

As noted in Note 3a, the Company adopted IFRS 16 Leases on January 1, 2019. On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the individual lease, if the rate could be readily determined, or the Company’s incremental borrowing rates, if the rate could not be readily determined, as of January 1, 2019. The weighted average discount rate applied to the lease liability on January 1, 2019 was 7.6%. Lease liabilities are now included within current and long-term liabilities in the Consolidated Statements of Financial Position.

The finance cost or amortization of the discount on the lease liability is charged to the Consolidated Statements of Profit and Comprehensive Profit using the effective interest method.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table is a summary of the carrying amounts of the Company’s lease liabilities measured at the present value of the remaining lease payments that are recognized in the Consolidated Statements of Financial Position as of:

	December 31,	December 31,
	2019	2018
Current portion of lease obligation	$1,919	$—
Long-term portion of lease obligation	101,194	—
	$103,113	$—

The table below analyzes the Company’s lease liabilities into relevant contractual maturity date groupings based on the remaining period at the Consolidated Statements of Financial Position date to the contractual maturity date of the lease. The amounts shown in the table below are the contractual undiscounted cash flows related to lease liabilities.

Lease liabilities ($ 000's)	Less than 6 months	6 months to 1 year	1 year to 2 years	2 years to 5 years	More than five years	Total contractual cash flows	Carrying amount
Lease liabilities	4,821	4,858	9,772	28,986	150,545	198,982	103,113
Total contractual obligations	$4,821	$4,858	$9,772	$28,986	$150,545	$198,982	$103,113

The difference between the total contractual undiscounted cash flows related to lease payments to vendors and lessors and the carrying amount of the lease liability is the amortization of the discount related to the lease liability.
24.Asset retirement obligation (“ARO”)

	December 31,	December 31,
	2019	2018
Balance, beginning of period	$23,877	$37,938
Change in estimates - closure costs	626	13,622
Change in estimates - discount rate	—	(30,433)
Accreting and unwinding of discount	964	2,750
Balance, end of period	$25,467	$23,877

At the end of each year, the Company reviews cost estimates and assumptions used in the valuation of environmental provisions. Changes in these cost estimates and assumptions have a corresponding impact on the carrying value of the obligation. The primary factors that can cause expected future cash flows to change include construction of new processing facilities, material changes in reserve estimates and the life-of-mine plan, changes in ore characteristics that may impact required environmental protection measures and related costs, changes in water quality that impact the amount of water treatment required, and changes in

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

laws and regulations governing the protection of the environment. The environmental provision established for reclamation and closure cost obligations represent the present value of rehabilitation costs for Çöpler.

For the year ended December 31, 2019, the Company updated the reclamation and closure cost obligation estimates for Çöpler. The update was prepared based on Management and third-party estimates. The total undiscounted expenditures adjusted for inflation are estimated at $54.8 million (2018 $47.2 million). The critical assumptions used in the 2019 estimate include the year of mine closure of 2038 (2018 – 2038), the inflation rate of 2.00% (2018 – 2.00%), and the nominal discount rate of 4.04% (2018 – 4.04%) to determine net present value. The discount rate assumptions are based on US government bond rates that approximate the duration of the mine life and on estimates around long-term US inflation rates.

25.Other long-term liabilities

	December 31,	December 31,
	2019	2018

Interest rate swap contracts	$876	$770
Share-based compensation	12,463	3,845
Long-term employee benefits	2,479	2,266
	$15,818	$6,881

Discretionary hedging to fix the LIBOR interest rate exposure on approximately 80% of the original finance facility borrowing via interest rate swap contracts is currently implemented. The long-term liability related to the interest rate swap contracts is shown above and is more fully discussed in Note 22. Share-based compensation costs represent non-cash long-term incentives that are tied to the price of the Company’s shares. Incentive grants are generally expensed over a three-year vesting period. The unvested units are subject to mark-to-market adjustments based on the share price at the end of the reporting period and assumptions related to performance measures. Long-term employee benefits primarily represent employee vacation accruals.

26.Share capital and share-based payments
a)Share capital

The Company has an unlimited number of common shares, without nominal or par value, authorized for issuance and an unlimited number of preferred shares, without nominal or par value, issuable in series. As of December 31, 2019, there have been no transactions involving preferred shares.

The following table summarizes activity for common shares:

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

	Common Shares
	Number of Shares	$
Balance at December 31, 2017	293,091,028	$1,476,265
Shares issued:
On exercise of share-based awards (Note 26b)	749,060	1,321
Balance at December 31, 2018	293,840,088	$1,477,586
Shares issued:
On exercise of share-based awards (Note 26b)	843,002	1,466
Balance at December 31, 2019	294,683,090	$1,479,052

b)Share-based payments

i)Restricted share unit (“RSU”) plan

The Company’s outstanding RSUs were granted under the 2014 RSU plan or the 2017 RSU plan (collectively, the “Alacer RSU Plans”). The 2014 RSU plan will only remain active until all RSUs granted under the plan are vested or terminated. All new RSUs will be granted under the 2017 RSU plan. Each RSU becomes payable in shares as they vest over their lives (typically at three years) and entitles participants to receive one common share of the Company. RSUs are treated as equity instruments. Alternatively, the BOD, at its discretion, may elect to satisfy all or part of a vesting in cash.

The BOD elected to satisfy the Company’s settlement obligation in cash for the latest vesting RSU’s for certain members of Management. This election was made, upon approval of the BOD, in recognition of the successful completion of the Sulfide Project which culminated with the declaration of commercial production of the sulfide plant effective May 31, 2019. See Note 4.

The successful completion of the sulfide plant was a significant, unique occurrence, and it is not expected that future restricted stock unit vestings will be settled in cash. As a result, Management believes that they have not created a valid expectation or a constructive obligation that future settlements will be in cash as a result of this cash settlement on December 13, 2019. Therefore, Management continues to account for all outstanding and future RSU grants as equity settled.

The following table summarizes activity for the years ending December 31:

	2019		2018
	Number of RSUs	Weighted average price	Number of RSUs	Weighted average price
Outstanding - Beginning of year	2,898,516	$1.72	2,655,853	$1.71
Granted	4,266,618	2.60	1,470,934	1.76
Vested and redeemed	(2,915,013)	2.14	(749,060)	1.70
Forfeited	(815,920)	1.74	(479,211)	1.70
Outstanding - December 31	3,434,201	$2.45	2,898,516	$1.72

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

ii)Performance share unit (“PSU”) plan

The Company’s outstanding PSUs were granted under the 2014 PSU plan or the 2017 PSU plan (collectively, the “Alacer PSU Plans”). The 2014 PSU plan will only remain active until all PSUs granted under the plan are vested or terminated. All new PSUs will be granted under the 2017 PSU plan. Each PSU granted entitles the participant, at the end of the applicable performance period (typically three years), to receive a payment in cash for the equivalent value of one Share provided: (i) the participant continues to be employed or engaged by the Company or any of its affiliates, and (ii) all other terms and conditions of the grant have been satisfied, including the performance metrics associated with each PSU. The grant of a PSU does not entitle the PSU participant to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of shares in the Company. PSUs are treated as liability instruments.

The following table summarizes activity for the years ended December 31:

	2019	2018
	Number of PSUs	Number of PSUs
Outstanding - Beginning of year	3,435,797	2,735,089
Granted	1,397,134	1,518,666
Vested and redeemed	(753,248)	(817,958)
Forfeited	(128,623)	—
Outstanding - December 31	3,951,060	3,435,797

iii)Deferred share unit (“DSU”) plan

The Company’s outstanding DSUs were granted under the 2014 DSU plan or the 2017 DSU plan (collectively, the “Alacer DSU Plans”), which are plans exclusively for directors. The 2014 DSU plan will only remain active until all DSUs granted under the plan are vested or terminated. All new DSUs will be granted under the 2017 DSU plan. DSUs are valued based on the share price and settled in cash upon the director’s departure from the Company. DSUs are treated as liability instruments.

The following table summarizes activity for the years ended December 31:

	2019	2018
	Number of DSUs	Number of DSUs
Outstanding - Beginning of year	878,578	651,020
Granted	175,659	227,558
Vested and redeemed	—	—
Forfeited	—	—
Outstanding - December 31	1,054,237	878,578

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

27.Alacer entities and transactions with non-controlling interests

		Ownership interest
Alacer Gold Corp.	Country of incorporation	31-Dec 2019	31-Dec 2018
Alacer Management Corp.	USA	100%	100%
Alacer Gold Holdings Corp. S.à.r.l.	Luxembourg	100%	100%
Alacer Gold Corp. S.à.r.l.	Luxembourg	100%	100%
Alacer Gold Madencilik Anonim Şirketi	Turkey	100%	100%
Anagold Madencilik Sanayi Ve Ticaret Anonim Şirketi (“Anagold”)	Turkey	80%	80%
Kartaltepe Madencilik Sanayi Ticaret Anonim Şirketi (“Kartaltepe”)	Turkey	50%	50%
Tunçpınar Madencilik Sanayi Ve Ticaret Anonim Şirketi (“Tunçpınar”)	Turkey	50%	50%
Polimetal Madencilik Sanayi Ticaret Anonim Şirketi (“Polimetal”)	Turkey	0%	50%

In 2009, Alacer and Lidya Mining formalized an agreement to create a strategic relationship which allowed Lidya Mining to acquire up to a 20% interest in Çöpler, through ownership of Anagold stock, and outlined a structure for cooperation and cross-investment to jointly explore and develop other mineral properties in Turkey on a 50/50 basis.

In conjunction with the aforementioned strategic relationship with Lidya Mining, Alacer and Lidya Mining established three joint ventures on other non-Çöpler Turkish holdings during 2011 and 2012. The joint venture agreements provide for equal ownership by Alacer and Lidya Mining. On July 17, 2019, the Company announced the sale of its 50% non-operating interest in one of the joint ventures, Polimetal, the joint venture that owns the Gediktepe Project, to its joint venture partner, Lidya Mining. The transaction closed on January 3, 2020. Alacer incurred an impairment loss on the sale as shown in Note 8.

As a 20% shareholder of Anagold, Lidya Mining is responsible for its proportionate share of Anagold’s capital and operating costs and will receive the benefit of its proportionate share of revenues and other income. Non-controlling interest represents the 20% interest of Lidya Mining in Anagold, based on investment amounts adjusted for its share of profit or losses.

The following table summarizes non-controlling interest activity for the years ended:

	December 31,	December 31,
	2019	2018
Non-controlling interest, beginning of period	$188,844	$179,399
Share of profit in Anagold	41,418	9,445
Non-controlling interest, end of period	$230,262	$188,844

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Set out below is summarized financial information for Anagold, the entity which has the 20% non-controlling interest held by Lidya Mining. The amounts disclosed are based on those included in the consolidated financial statements before inter-company eliminations.

Summarized statement of profit and comprehensive profit	For the year ended
	December 31,	December 31,
	2019	2018

Revenues	$470,243	$187,983
Production costs	180,450	74,888
Depreciation, depletion, amortization	73,657	29,089
Gross profit	216,136	84,006
Exploration and evaluation	$7,061	$5,470
Administration and other, net	21,440	56,200
Finance costs (income) - net	17,045	(4,653)
Income tax (benefit)	(36,501)	(20,233)
Total net profit and comprehensive profit for the period	$207,091	$47,222
Attributable to:
Owners of the Company	$165,673	$37,777
Non-controlling interest	$41,418	$9,445

Summarized statement of cash flows	For the year ended
	December 31,	December 31,
	2019	2018

Cash flows from operating activities	$274,774	$113,167
Cash flows for investing activities	$(38,073)	$(283,282)
Cash flows from financing activities	$(119,686)	$97,776

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized statements of financial position	As of	As of
	December 31,	December 31,
	2019	2018

Current assets	313,116	160,303
Current liabilities	119,752	114,000
	$193,364	$46,303

Non-current assets	1,195,748	1,102,547
Non-current liabilities	331,607	299,371
	$864,141	$803,176
Net assets	$1,057,505	$849,479

Lidya Mining is entitled to receive dividend payments equaling its 20% share of legally declarable dividends from Anagold. There have been no dividend payments related to Anagold earnings since 2015. Dividend payments were suspended in 2015 due to expected future capital expenditure commitments, including the Sulfide Project construction.

28.Investments accounted for using the equity method
The Company has investments in exploration joint ventures as shown in Note 27 that are accounted for using the equity method. The aggregated financial information for the Kartaltepe, Tunçpınar, and Polimetal joint ventures is as follows:

	For the year ended
	December 31,	December 31,
	2019	2018

Share of (income) loss on investments accounted for using the equity method	$(4,120)	$2,700

The share of (income) loss on investments accounted for using the equity method for the year ended December 31, 2019 primarily reflects Kartaltepe’s net income related to the sale of production from Çakmaktepe sold to Anagold under a commercial agreement. See Note 32. The share of (income) loss on investments accounted for using the equity method for the year ended December 31, 2018 primarily reflects the period’s exploration expenditures of the joint ventures.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

	For the year ended
	December 31,	December 31,
	2019	2018

Investments accounted for using the equity method	$6,802	$18,628

As indicated in Note 8, the Company announced the sale of its 50% non-operating interest in one of the joint ventures, Polimetal, the joint venture that owns the Gediktepe Project, to its joint venture partner, Lidya Mining. Alacer incurred an impairment loss on the sale which was recognized in Other loss in Note 8. As of December 31, 2019, the aggregate carrying amount of the Company’s investments accounted for using the equity method no longer includes Polimetal.

29.Contingencies
Alacer has contingent liabilities associated with legal claims arising in the ordinary course of business. The Company believes these claims will have no material impact on the financial statements.

30.Commitments
a)Contractual Obligations
Contractual commitments related to purchase obligations and joint ventures are as follows:

($ 000's)	Less than 6 months	6 months to 1 year	1 year to 2 years	2 years to 5 years	More than five years	Total contractual cash flows
Purchase obligations for operations	$1,052	$—	$—	$—	$—	$1,052
Joint venture commitments-attributable	—	142	—	—	—	142
Total contractual obligations	$1,052	$142	$—	$—	$—	$1,194

b)Other

In connection with exploration and development activities, Alacer may enter into options, leases, royalty or other similar agreements with third parties. Generally, payments required on these commitments do not occur until the property has reached commercial production.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

31.Segment information
The Company operates one segment directed towards the acquisition, exploration and production of gold in Turkey. The following table shows the segment net profit (loss) for the years ended December 31, 2019 and 2018:

	Turkish Business Unit	Corporate and other	Total
For the year ended December 31 2019:
Revenues	$470,243	$—	$470,243
Production costs	180,450	—	180,450
Depreciation, depletion, amortization	73,803	2,386	76,189
Gross profit (loss)	215,990	(2,386)	213,604
Exploration and evaluation	7,634	304	7,938
G&A, FX, and other loss (gain)	39,963	9,829	49,792
Share-based employee compensation	(64)	19,793	19,729
Finance costs (income) - net	16,319	(392)	15,927
Share of (income) on investments accounted for using the equity method	(4,120)	—	(4,120)
Income tax (benefit) expense	(36,103)	2,731	(33,372)
Total net profit (loss) and comprehensive profit (loss) for the period	$192,361	$(34,651)	$157,710

For the year ended December 31 2018:
Revenues	$187,983	$—	$187,983
Production costs	74,888	—	74,888
Depreciation, depletion, amortization	29,089	2,035	31,124
Gross profit (loss)	84,006	(2,035)	81,971
Exploration and evaluation	5,791	219	6,010
G&A, FX, and other loss (gain)	56,704	8,294	64,998
Share-based employee compensation	203	4,962	5,165
Finance (income) - net	(5,676)	(358)	(6,034)
Share of loss on investments accounted for using the equity method	2,700	—	2,700
Income tax (benefit) expense	(16,555)	1,124	(15,431)
Total net profit (loss) and comprehensive profit (loss) for the period	$40,839	$(16,276)	$24,563

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table shows the segment assets and liabilities as of December 31, 2019 and December 31, 2018:

	Turkish Business Unit	Corporate and other	Total
As of December 31 2019:
Current assets *	$316,267	$23,327	$339,594
Non-current assets	1,205,952	30,761	1,236,713
Total assets	$1,522,219	$54,088	$1,576,307
Current liabilities	$123,373	$13,857	$137,230
Non-current liabilities	332,025	14,969	346,994
Total liabilities	$455,398	$28,826	$484,224
As of December 31 2018:
Current assets *	$193,823	$22,657	$216,480
Non-current assets	1,121,524	20,119	1,141,643
Total assets	$1,315,347	$42,776	$1,358,123
Current liabilities	$114,541	$5,055	$119,596
Non-current liabilities	299,578	3,845	303,423
Total liabilities	$414,119	$8,900	$423,019
* Intercompany investments and receivables have been eliminated.

32.Related party transactions
In 2016, Anagold, a subsidiary of the Company, entered into a related party agreement for the construction of the sulfide plant with an affiliate of our joint venture partner, GAP İNŞAAT YATIRIM VE DIŞ TİCARET A.Ş. (“GAP”). The contract close-out is complete. The total value of transaction spend through December 31, 2019 is approximately $157 million (2018 - $150 million).

In 2019, Anagold, a subsidiary of the Company, entered into a related party agreement with Kartaltepe, another subsidiary of the Company, to purchase ore from Çakmaktepe for processing at the Çöpler oxide plant. Production from phase one of Çakmaktepe is 80% attributable to Alacer as a commercial arrangement has been entered into whereby the Çöpler operation will purchase Çakmaktepe ore, with the cost included in production. Çakmaktepe phase one mining was completed and the total value of transactions through December 31, 2019 was approximately $24 million (2018 - $0 million).

On July 17, 2019, Alacer announced the sale of its 50% non-operating interest in one of the joint ventures, Polimetal, the joint venture that owns the Gediktepe Project, to its joint venture partner, Lidya Mining. The transaction closed on January 3, 2020. Alacer incurred an impairment loss on the sale as shown in Note 8.

Alacer Gold Corp.
Notes to Consolidated Financial Statements

December 31, 2019 and 2018
(expressed in thousands of U.S. dollars, unless otherwise stated)

Key Management compensation

The compensation of directors of Alacer and key Management personnel of the Company is shown below for the years ended December 31:

	For the year ended
	December 31,	December 31,
	2019	2018

Salaries, director fees and other employee benefits	$5,455	$4,293
Share-based compensation expense	$16,325	$3,148
Total	$21,780	$7,441